UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934
For the month of October 2026
Commission File Number 1-15200
Equinor ASA
(Translation of registrant’s name into English)
FORUSBEEN 50 NO-4035, STAVANGER, Norway
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F X      Form 40-F
This Report on Form 6-K contains a report of the third quarter 2026 results of Equinor ASA.
2026
Third quarter
Financial statements and review
Equinor third quarter 2026

2	Press release	PRESS RELEASE	THIRD QUARTER 2026 REVIEW	CONDENSED INTERIM FINANCIAL STATEMENTS AND NOTES	SUPPLEMENTARY DISCLOSURES
Key figures

Operational

2,166
MBOE/D
Equity oil & gas production per day

1.32
TWh
Total power generation, Equinor share

1.15
TWh
Renewable power generation, Equinor share

Financial

11.95	12.35
USD BILLION	USD BILLION
Net operating income	Adjusted operating income*

8.14	1.20
USD BILLION	USD
Cash flow from operations after taxes paid*	Adjusted earnings per share*

0.39	3
USD PER SHARE	USD BILLION
Announced cash dividend per share	Share buy-back programme for 2026

Sustainability

0.26
SIF
Serious incident frequency (per million hours worked)

6.0
KG / BOE
CO₂ upstream intensity. Scope 1 CO₂ emissions, Equinor operated, 100% basis for the first nine months of 2026

7.6
MILLION TONNES CO2e
Absolute scope 1+2 GHG emissions for the first nine months of 2026
Always safe
High value
Low carbon
Equinor third quarter 2026

3	Press release	PRESS RELEASE	THIRD QUARTER 2026 REVIEW	CONDENSED INTERIM FINANCIAL STATEMENTS AND NOTES	SUPPLEMENTARY DISCLOSURES
Equinor third quarter 2026 results
Equinor delivered an adjusted operating income* of USD 12.35 billion in the third quarter of 2026. Equinor reported a net operating income of USD 11.95 billion and a net income of USD 2.54 billion. Adjusted net income* was USD 2.86 billion, leading to adjusted earnings per share* of USD 1.20.
Delivering on the strategy
•Acquired gas-fired power plant in the US
•Progressing Bay du Nord with new partner in October
•Accessed attractive exploration acreage in Namibia, and
established a strategic exploration collaboration on the NCS
Strong production, cash flow and financial results
•Production growth of 2%
•Increased 2026 production guiding to ~4%
•Strong Marketing, Midstream and Processing results with record contribution from the Mongstad refinery
•Cash flow from operations after taxes paid* of USD 8.1 billion
Capital distribution
•Third quarter cash dividend of USD 0.39 per share
•Fourth tranche of the share buy-back of up to USD 1,125 million
•Share buy-back of up to USD 3 billion for 2026
Anders Opedal, President and CEO of Equinor ASA:
“High production in the third quarter enabled us to capture additional value from higher prices. Based on safe and efficient operations we are increasing our 2026 guiding for oil and gas production growth from 3 to around 4 per cent.”
“In a period of continued geopolitical tension, we remain committed to safe and reliable operations, supplying the products our customers need.
At the Mongstad refinery, our operational performance was strong and we achieved record results.”
“We continue to deliver on our strategy by creating new opportunities for long-term value. In the quarter, we have accessed new exploration acreage and acquired a stake in a gas-fired power plant in the US. We have also progressed the Bay du Nord project in Canada with a new partner.”
Anders Opedal
Equinor third quarter 2026

4	Press release	PRESS RELEASE	THIRD QUARTER 2026 REVIEW	CONDENSED INTERIM FINANCIAL STATEMENTS AND NOTES	SUPPLEMENTARY DISCLOSURES

Financial information	Quarters			Change	First nine months
(unaudited, in USD million)	Q3 2026	Q2 2026	Q3 2025	Q3 on Q3	2026	2025	Change

Net operating income/(loss)	11,955	12,993	5,270	>100%	33,731	19,866	70%
Net income/(loss)	2,545	4,836	(204)	N/A	10,485	3,744	>100%
Basic earnings per share (USD)	1.07	1.99	(0.08)	N/A	4.31	1.42	>100%
Adjusted operating income*	12,353	11,482	6,215	99%	33,605	21,395	57%
Adjusted net income*	2,857	3,225	932	>100%	9,778	4,391	>100%
Adjusted earnings per share* (USD)	1.20	1.33	0.37	>100%	4.02	1.67	>100%

Cash flows provided by operating activities	7,547	9,470	6,346	19%	22,229	17,865	24%
Cash flow from operations after taxes paid*	8,142	7,677	5,334	53%	21,838	14,666	49%
Net cash flow before capital distribution*	5,183	5,484	2,085	>100%	13,614	5,342	>100%

Operational information

Group average liquids price (USD/bbl) [1]	92.3	97.9	64.9	42%	89.3	66.0	35%
Total equity liquids and gas production (mboe per day) [3]	2,166	2,165	2,130	2%	2,214	2,116	5%
Total power generation (TWh) Equinor share	1.32	1.19	1.37	(4%)	3.90	3.89	—%
Renewable power generation (TWh) Equinor share	1.15	0.91	0.91	26%	3.04	2.49	22%

1) With effect from the first quarter 2026, the Power business area (PWR) is presented as a reportable segment in Equinor’s financial statements and previously reported numbers for
2025 have been restated. For further information and restatement tables, see Note 2 Segments and Supplementary disclosures.
* For items marked with an asterisk throughout this report, see Use and reconciliation of non-GAAP financial measures in the Supplementary disclosures.
[ ] For items marked with numbers within brackets, see End notes in the Supplementary disclosures.

	Adjusted operating income*	E&P equity liquids and gas production	Total power generation Equinor share
Key figures by segment	(USD million)	(mboe/day)	(TWh)

E&P Norway	10,570	1,421	0.04
E&P International	545	323
E&P USA	345	422
MMP1)	893
Power1)	(5)		1.29
Other incl. eliminations	5
Equinor Group Q3 2026	12,353	2,166	1.32
Equinor Group Q3 2025	6,215	2,130	1.37
Equinor Group first nine months 2026	33,605	2,214	3.90
Equinor Group first nine months 2025	21,395	2,116	3.89

Net debt to capital employed adjusted*	30 September 2026	31 December 2025	%-point change
Net debt to capital employed adjusted*	3.8%	17.8%	(14.0%)

Dividend (USD per share)	Q3 2026	Q2 2026	Q3 2025
Cash dividend per share	0.39	0.39	0.37

In the first nine months of 2026, Equinor acquired and settled shares in the market under the 2025 and 2026 share buy-back programmes for USD 3,491 million, which included USD 2,828 million for the state share of the second, third and fourth tranche of the 2025 programme and the first tranche of the 2026 programme.

Equinor third quarter 2026

5	Press release	PRESS RELEASE	THIRD QUARTER 2026 REVIEW	CONDENSED INTERIM FINANCIAL STATEMENTS AND NOTES	SUPPLEMENTARY DISCLOSURES
Delivering more energy
Equinor delivered high production in the third quarter
with a total equity production of 2,166 mboe per day.
This is a 2% increase compared to the same quarter
last year.
Production on the NCS remained high, and was
stable compared to the third quarter in 2025. New
fields, such as Halten East and Verdande, and
contribution from new wells offset natural decline
and unplanned losses from Johan Castberg and
Troll.
Production increased by 21% for the international oil
and gas reporting segment compared to the same
quarter last year. Main drivers were the addition of
production from Adura in the UK and Bacalhau in
Brazil, as well as lower turnaround activity. This was
partially offset by portfolio divestments and natural
decline.
The US production was lower than in the same
quarter last year. Onshore production remained high,
while planned downtime and natural decline offshore
impacted overall production levels.
The renewable power generation increased by 26%
due to contributions from Dogger Bank and a new
onshore asset in Brazil. The total power generation
was 1.32 TWh. Lower gas-to-power generation from
Triton resulted in a decrease in total power
generation in the third quarter.
Growing cash flow with strong financial
results
Equinor delivered an adjusted operating income* of
USD 12.35 billion and adjusted net income* was
USD 2.86 billion in the third quarter. The results are
primarily impacted by higher liquid prices and
European gas prices. In addition, international liftings
were lower than the company’s share of production,
resulting in lower sales volumes.
The reported net operating income of USD 11.95
billion is up from USD 5.27 billion in the same
quarter last year. The results were supported by
higher commodity prices and strong refining
margins.
Equinor realised a European gas price of USD 20.0
per mmbtu and a liquids price of USD 92.3 per bbl in
the third quarter.
The Marketing, Midstream and Processing results
were strong, primarily driven by high refining margins
and strong refining performance, as well as LNG
trading.
Adjusted operating and administrative expenses*
remained broadly stable compared to the same
quarter last year. Higher transportation costs and
other variable costs were offset by a lower impact of
changes in decommissioning estimates for a US
offshore asset.
Elevated commodity prices and high production
generated cash flows provided by operating
activities, before taxes paid and working capital
items, of USD 14.68 billion.
In the quarter, Equinor paid the two first NCS tax
instalments for 2026 totalling USD 6.2 billion.
Cash flow from operations after taxes paid* ended at
USD 8.14 billion.
Organic capital expenditure* was USD 3.28 billion
and total capital expenditures were USD 3.82 billion.
The net debt to capital employed adjusted ratio* was
3.8% at the end of the third quarter, compared to
10.4% last quarter.
Executing on strategy
On the NCS, Equinor, Aker BP and Vår Energi
established a new strategic exploration partnership
to unlock greater value through closer collaboration.
In the quarter, Equinor also signed energy supply
agreements with companies in Poland, the
Netherlands and Germany.
Equinor acquired bp’s interest in Bay du Nord in
Canada in the quarter. In October, the company sold
a 30% interest to Shell. The project maturation
continues towards an investment decision.
Equinor entered Namibia through an exploration
licence interest and was involved in new discoveries
in Angola.
To further build its integrated power business,
Equinor acquired an interest in the gas-fired power
plant Lackawanna in the US.
Equinor had exploration activity on 13 wells in the
quarter. Six wells were completed of which three
were commercial. In addition a commercial discovery
was confirmed from one of the wells completed in
the second quarter.

Health, safety and the environment	Twelve months average per Q3 2026	Full year 2025
Serious incident frequency (SIF)	0.26	0.21

	First nine months 2026	Full year 2025
Upstream CO₂ intensity (kg CO₂/boe)	6.0	6.3

	First nine months 2026	First nine months 2025¹⁾
Absolute scope 1+2 GHG emissions (million tonnes CO₂e)	7.6	7.4
1)Due to a change in the assets included within operational control boundaries related to Technical Service Provider arrangements, the 2025 results have been restated. For further information, see the 2025 Annual report.

Equinor third quarter 2026

6	Press release	PRESS RELEASE	THIRD QUARTER 2026 REVIEW	CONDENSED INTERIM FINANCIAL STATEMENTS AND NOTES	SUPPLEMENTARY DISCLOSURES
Capital distribution
The board of directors has decided a cash dividend
of USD 0.39 per share for the third quarter of 2026.
This is in line with the communication on 4 February
2026, when results for the fourth quarter of 2025
were announced.
At the Capital Markets Day on 16 June this year,
Equinor announced an intention to increase the
share buy-back programme for 2026 by USD 1.5
billion. This brings the total expected programme for
2026 to up to USD 3 billion. The board has decided
to initiate a fourth and final tranche of the share buy-
back programme for 2026 of up to USD 1,125
million. The tranche will commence on 29 October
2026 and end no later than 1 February 2027.
The third tranche of the share buy-back programme
for 2026 was completed on 22 October with a total
value of USD 1,125 million.
All share buy-back amounts include shares to be
redeemed by the Norwegian State.
Equinor third quarter 2026

7	PRESS RELEASE	THIRD QUARTER 2026 REVIEW	CONDENSED INTERIM FINANCIAL STATEMENTS AND NOTES	SUPPLEMENTARY DISCLOSURES
Third quarter 2026 review
Equinor third quarter 2026

8	Group review	PRESS RELEASE	THIRD QUARTER 2026 REVIEW	CONDENSED INTERIM FINANCIAL STATEMENTS AND NOTES	SUPPLEMENTARY DISCLOSURES
Group review

Financial information	Quarters			Change	First nine months
(unaudited, in USD million)	Q3 2026	Q2 2026	Q3 2025	Q3 on Q3	2026	2025	Change

Total revenues and other income	33,190	35,177	26,049	27%	96,210	81,115	19%
Total operating expenses	(21,236)	(22,184)	(20,779)	2%	(62,479)	(61,250)	2%
Net operating income/(loss)	11,955	12,993	5,270	>100%	33,731	19,866	70%

Net financial items	(606)	37	(604)	—%	391	(548)	N/A
Income tax	(8,804)	(8,194)	(4,870)	81%	(23,637)	(15,574)	52%
Net income/(loss)	2,545	4,836	(204)	N/A	10,485	3,744	>100%

Adjusted total revenues and other income*	32,960	34,023	26,063	26%	95,386	80,775	18%
Adjusted purchases* [2]	(14,473)	(16,320)	(13,826)	5%	(43,322)	(42,181)	3%
Adjusted operating and administrative expenses*	(3,234)	(3,441)	(3,263)	(1%)	(10,107)	(9,500)	6%
Adjusted depreciation, amortisation and net impairments*	(2,603)	(2,591)	(2,543)	2%	(7,715)	(7,173)	8%
Adjusted exploration expenses*	(297)	(189)	(216)	37%	(638)	(526)	21%
Adjusted operating income/(loss)*	12,353	11,482	6,215	99%	33,605	21,395	57%

Adjusted net financial items*	(561)	(313)	(628)	(11%)	76	(964)	N/A
Income tax less tax effect on adjusting items	(8,934)	(7,944)	(4,655)	92%	(23,903)	(16,040)	49%
Adjusted net income*	2,857	3,225	932	>100%	9,778	4,391	>100%

Basic earnings per share (in USD)	1.07	1.99	(0.08)	N/A	4.31	1.42	>100%
Adjusted earnings per share* (in USD)	1.20	1.33	0.37	>100%	4.02	1.67	>100%

Capital expenditures and Investments	2,872	2,872	3,420	(16%)	8,860	9,848	(10%)
Cash flows provided by operating activities	7,547	9,470	6,346	19%	22,229	17,865	24%
Cash flows from operations after taxes paid*	8,142	7,677	5,334	53%	21,838	14,666	49%

Operational information	Quarters			Change	First nine months
	Q3 2026	Q2 2026	Q3 2025	Q3 on Q3	2026	2025	Change

Total equity liquid and gas production (mboe/day)	2,166	2,165	2,130	2%	2,214	2,116	5%
Total entitlement liquid and gas production (mboe/day)	2,056	2,032	2,005	3%	2,095	1,995	5%
Total Power generation (TWh) Equinor share	1.32	1.19	1.37	(4%)	3.90	3.89	—%
Renewable power generation (TWh) Equinor share	1.15	0.91	0.91	26%	3.04	2.49	22%

Average Brent oil price (USD/bbl)	97.0	104.5	69.1	40%	94.0	70.9	33%
Group average liquids price (USD/bbl) [1]	92.3	97.9	64.9	42%	89.3	66.0	35%
E&P Norway average internal gas price (USD/mmbtu)	18.07	14.07	9.98	81%	14.41	11.31	27%
E&P USA average internal gas price (USD/mmbtu)	1.95	1.96	2.01	(3%)	2.89	2.50	16%
Operations and financial results
Equinor delivered strong financial results in the third
quarter of 2026, realising value from high commodity
prices and elevated refining margins while
maintaining robust production levels.
Production in E&P Norway remained high in the third
quarter, in line with the same quarter last year.
Contributions from Halten East, Verdande and new
wells helped offset natural decline in mature fields
and higher unplanned losses on the NCS, notably at
Johan Castberg and Troll. For the first nine months,
the continued ramp-up of new fields drove a 5%
increase in production compared with the same
period last year.
In E&P International, higher contributions from Brazil
and the establishment of Adura in late 2025, together
with lower turnaround activity, increased production
in the third quarter and first nine months of 2026
compared with the corresponding periods last year.
Portfolio divestments and natural decline partially
offset the increase. Despite higher production, lifted
volumes were below entitlement production in the
quarter.
E&P USA production decreased in the third quarter
compared to the same quarter last year, as planned
downtime and natural decline in offshore production
more than offset higher onshore production. For the
first nine months, new wells across several assets
largely offset natural decline and planned offshore
turnarounds, resulting in broadly stable production
compared to the same period last year.
Renewable power generation increased by 26% in
the third quarter and 22% in the first nine months of
2026 compared with the corresponding periods last
year, driven by the ramp-up of Dogger Bank and
contributions from a newly operational asset in
Equinor third quarter 2026

9	Group review	PRESS RELEASE	THIRD QUARTER 2026 REVIEW	CONDENSED INTERIM FINANCIAL STATEMENTS AND NOTES	SUPPLEMENTARY DISCLOSURES
Brazil. Lower gas-to-power generation more than
offset the increase in renewable power generation,
resulting in lower total power generation in the third
quarter and stable generation for the first nine
months compared with the corresponding periods
last year.
In the third quarter, Marketing, Midstream and
Processing delivered strong results, primarily driven
by elevated refining margins and high production
efficiency amid tight refining markets. Gas and LNG
contributed through trading optimisation,with
particularly strong LNG earnings, while Crude,
Products and Liquids reported a loss for the quarter
as the negative impact of derivative positions in a
tight shipping market more than offset strong
products trading. For the first nine months, results
were also supported by strong trading and high
refining margins.
Revenues for the third quarter and first nine months
of 2026 increased compared with the corresponding
periods last year, mainly driven by higher commodity
prices. The increase was partially offset by lower
third-party and lower liquids sales volumes, with
inventory timing effects impacting liquids sales
volumes in the third quarter.
Adjusted operating and administrative expenses*
remained broadly stable in the third quarter of 2026
compared with the same quarter last year. Higher
transportation costs and other variable elements
were offset by a lower impact from changes in asset
retirement obligation estimates for a late-life US
offshore asset. For the first nine months, expenses
increased compared with the corresponding period
last year, largely driven by higher transportation
costs due to increased freight rates and other
variable elements. The increase also reflected the
strengthening of the NOK against the USD, while
portfolio changes in E&P International partially offset
the increase.
The ramp-up of new fields in E&P Norway and E&P
International, together with the strengthening of the
NOK against the USD, contributed to higher
depreciation in the quarter and first nine months of
2026. The increase was partially offset by increased
proved reserves and the classification of certain E&P
International assets as held for sale.
Exploration expenses increased in the third quarter
and first nine months of 2026 compared with the
corresponding periods last year, mainly due to higher
field development costs across E&P Norway and
E&P International. A higher capitalisation rate on the
NCS in the first half of the year partially offset the
increase.
In the third quarter, net operating income included
impairments of USD 628 million related to an
offshore cross-border asset in Norway and the UK
and a USD 120 million increase in a provision in
E&P International, partially offset by a USD 165
million impairment reversal related to an offshore
asset in Norway. The first nine months of 2026 also
included a USD 467 million gain on the sale of
Argentina onshore assets and a USD 128 million
impairment related to an onshore asset in Norway in
the second quarter.
Net operating income in the third quarter and first
nine months of 2025 included net impairments of
USD 754 million and USD 1,855 million, respectively,
largely reflecting updated price assumptions. The
first nine months also included impairments of US
assets related to the Empire Wind projects.
Net financial items were broadly unchanged from the
third quarter of 2025, as lower losses on financial
investments were offset by higher currency losses.
For the first nine months of 2026, net financial items
improved primarily due to net positive fair value
development on financial investments, compared
with net negative fair value development in the first
nine months of 2025.
Taxes
The effective tax rate was 77.6% for the third quarter
of 2026, impacted by high commodity prices and a
high share of income from the NCS with statutory tax
rate of 78%, and currency effects in entities that are
taxable in other currencies than the functional
currency.
For the first nine months of 2026, the effective tax
rate was 69.3%, influenced by high share of income
from entities with low tax rates and divestment of
onshore assets in Argentina, partially offset by
increase in provisions for uncertain tax positions.
Cash flow and net debt
Favourable commodity prices and high production
generated cash flow provided by operating activities
before taxes paid and working capital items of USD
14,679 million in the third quarter, up from USD
9,098 million in the same period last year. For the
first nine months, cash flow provided by operating
activities before taxes paid and working capital items
increased from USD 28,885 million in the same
period last year to USD 39,722 million.
Cash flow from operations after taxes paid*
increased to USD 8,142 million from USD 5,334
million in the same quarter last year, mainly
reflecting higher income before tax. Dividends
received from Adura in the third quarter of 2026
totalled USD 225 million, of which USD 57 million
was included in cash flow from operations after taxes
paid*. For the first nine months of 2026, cash flow
from operations after taxes paid* increased to USD
21,838 million, compared to USD 14,666 million in
the same period last year.
Tax payments in the third quarter totalled USD 6,537
million, primarily consisting of the first two scheduled
Norwegian corporation tax instalments related to
2026 earnings. This is an increase from USD 3,764
million in the same period last year, with the increase
reflecting the significantly higher pricing environment
of 2026.
A working capital increase of USD 595 million
reduced cash flow in the third quarter of 2026,
compared to a decrease of USD 1,012 million in the
third quarter of 2025.
Net cash flow before capital distribution* decreased
from USD 5,484 million in the second quarter to USD
5,183 million in the third quarter, as the second
quarter included proceeds from the divestment of
onshore assets in Argentina.
In the third quarter, net cash flow* amounted to an
inflow of USD 1,108 million after capital distributions
of USD 4,076 million, compared with an outflow of
USD 3,565 million in the same quarter last year. The
prior-year outflow included payments related to the
2024 share buy-back programme. For the first nine
months of 2026, net cash flow* amounted to an
inflow of USD 7,294 million, compared with an
outflow of USD 4,058 million in the same period last
year, which also included an extraordinary dividend
paid in early 2025.
A decrease in net interest-bearing debt adjusted*,
mainly due to increased cash from operations and
higher equity, reduced the net debt to capital
employed adjusted* ratio at the end of September
2026 to 3.8%, from 10.4% at the end of June 2026.
Equinor third quarter 2026

10	Group review	PRESS RELEASE	THIRD QUARTER 2026 REVIEW	CONDENSED INTERIM FINANCIAL STATEMENTS AND NOTES	SUPPLEMENTARY DISCLOSURES
Capital distribution
The board of directors has decided a cash dividend
of USD 0.39 per share for the third quarter of 2026.
This is in line with the communication on 4 February
2026, when results for the fourth quarter of 2025
were announced.
At the Capital Markets Day on 16 June this year,
Equinor announced an intention to increase the
share buy-back programme for 2026 by USD 1.5
billion. This brings the total expected programme for
2026 to up to USD 3 billion. The board has decided
to initiate a fourth and final tranche of the share buy-
back programme for 2026 of up to USD 1,125
million. The tranche will commence on 29 October
2026 and end no later than 1 February 2027.
The third tranche of the share buy-back programme
for 2026 was completed on 22 October with a total
value of USD 1,125 million.
All share buy-back amounts include shares to be
redeemed by the Norwegian State.
Health, safety and the environment
The twelve-month average serious incident
frequency (SIF) increased to 0.26 for the period
ending 30 September 2026, up from 0.21 at year-
end 2025.
Equinor’s absolute Scope 1 and 2 GHG emissions
from operated production (100% basis) were 7.6
million tonnes CO₂e in the first three quarters of
2026, an increase of 0.2 million tonnes CO₂e
compared with the same period in 2025. The
increase was mainly attributable to the start-up at
Bacalhau.
Equinor third quarter 2026

11	Outlook	PRESS RELEASE	THIRD QUARTER 2026 REVIEW	CONDENSED INTERIM FINANCIAL STATEMENTS AND NOTES	SUPPLEMENTARY DISCLOSURES
Outlook
•Organic capital expenditures* are estimated at
around USD 13 billion for 20261.
•Oil & gas production for 2026 is estimated to
grow around 4% compared to 2025 levels [4].
•Equinor’s ambition is to keep the unit of
production cost in the top quartile of its peer
group.
•Scheduled maintenance activity is estimated to
reduce equity production by around 35 mboe per
day for the full year of 2026.
These forward-looking statements reflect current
views about future events and are, by their nature,
subject to significant risks and uncertainties because
they relate to events and depend on circumstances
that will occur in the future. Deferral of production to
create future value, gas off-take, timing of new
capacity coming on stream and operational regularity
and levels of industry product supply, demand and
pricing represent the most significant risks related to
the foregoing production guidance. Our future
financial performance, including cash flow and
liquidity, will be affected by geopolitical and
macroeconomic conditions, changes in the
regulatory and policy landscape, the development in
realised prices, including price differentials, tolls and
tariffs and other factors discussed elsewhere in the
report.
1) USD/NOK exchange rate assumption of 10
Equinor third quarter 2026

12	Supplementary operational disclosures	PRESS RELEASE	THIRD QUARTER 2026 REVIEW	CONDENSED INTERIM FINANCIAL STATEMENTS AND NOTES	SUPPLEMENTARY DISCLOSURES
Supplementary operational disclosures

	Quarters			Change	First nine months				Quarters			Change	First nine months
Operational information	Q3 2026	Q2 2026	Q3 2025	Q3 on Q3	2026	2025	Change	Operational information	Q3 2026	Q2 2026	Q3 2025	Q3 on Q3	2026	2025	Change

Prices								Equity production (mboe per day)
Average Brent oil price (USD/bbl)	97.0	104.5	69.1	40%	94.0	70.9	33%	E&P Norway equity liquids production	671	690	714	(6%)	697	665	5%
E&P Norway average liquids price (USD/bbl)	98.2	102.3	67.9	45%	94.6	68.8	38%	E&P International equity liquids production	263	261	239	10%	265	260	2%
E&P International average liquids price (USD/bbl)	83.4	93.0	62.1	34%	82.1	63.6	29%	E&P USA equity liquids production	131	156	155	(16%)	146	150	(3%)
E&P USA average liquids price (USD/bbl)	72.7	84.4	55.2	32%	72.9	57.5	27%	Group equity liquids production	1,065	1,107	1,109	(4%)	1,108	1,075	3%
Group average liquids price (USD/bbl) [1]	92.3	97.9	64.9	42%	89.3	66.0	35%	E&P Norway equity gas production	750	724	707	6%	756	725	4%
Group average liquids price (NOK/bbl) [1]	878	923	655	34%	853	692	23%	E&P International equity gas production	59	56	29	>100%	61	34	77%
E&P Norway average internal gas price (USD/mmbtu) [7]	18.07	14.07	9.98	81%	14.41	11.31	27%	E&P USA equity gas production	291	277	286	2%	289	282	2%
E&P USA average internal gas price (USD/mmbtu) [7]	1.95	1.96	2.01	(3%)	2.89	2.50	16%	Group equity gas production	1,101	1,058	1,022	8%	1,106	1,042	6%
Realised piped gas price Europe (USD/mmbtu) [6]	19.99	15.79	11.43	75%	16.17	12.79	26%	Total equity liquids and gas production [3] [5]	2,166	2,165	2,130	2%	2,214	2,116	5%
Realised piped gas price US (USD/mmbtu) [6]	2.24	2.30	2.42	(7%)	3.49	2.98	17%
								Power generation
Entitlement production (mboe per day)								Total power generation (TWh) Equinor share	1.32	1.19	1.37	(4%)	3.90	3.89	—%
E&P Norway entitlement liquids production	671	690	714	(6%)	697	665	5%	Renewable power generation (TWh) Equinor share1)	1.15	0.91	0.91	26%	3.04	2.49	22%
E&P International entitlement liquids production	229	200	184	24%	222	210	5%
E&P USA entitlement liquids production	117	142	138	(15%)	131	134	(3%)	1)Includes Hywind Tampen renewable power generation.
Group entitlement liquids production	1,017	1,032	1,036	(2%)	1,049	1,009	4%
E&P Norway entitlement gas production	750	724	707	6%	756	725	4%
E&P International entitlement gas production	42	41	19	>100%	45	20	>100%
E&P USA entitlement gas production	247	234	242	2%	245	240	2%
Group entitlement gas production	1,039	999	968	7%	1,046	985	6%
Total entitlement liquids and gas production [3] [5]	2,056	2,032	2,005	3%	2,095	1,995	5%

Equinor third quarter 2026

13	Supplementary operational disclosures	PRESS RELEASE	THIRD QUARTER 2026 REVIEW	CONDENSED INTERIM FINANCIAL STATEMENTS AND NOTES	SUPPLEMENTARY DISCLOSURES

Health, safety and the environment
	Twelve months average per Q3 2026	Full year 2025
Total recordable injury frequency (TRIF)	3.1	2.3
Serious Incident Frequency (SIF)	0.26	0.21
Oil and gas leakages (number of)1)	9	6

	First nine months 2026	Full year 2025
Upstream CO₂ intensity (kg CO₂/boe)2)	6.0	6.3

	First nine months 2026	First nine months 2025⁴⁾
Absolute scope 1+2 GHG emissions (million tonnes CO₂e)3)	7.6	7.4
1)Number of leakages with rate above 0.1kg/second during the past 12 months.
2)Operational control, total scope 1 emissions of CO2 from exploration and production, divided by total production (boe).
3)Operational control, total scope 1 and 2 emissions of CO2 ,CH4 and N2O.
4)Due to a change in the assets included within operational control boundaries related to Technical Service Provider arrangements, the 2025 results have been restated. For further information see the 2025 Annual report.

Equinor third quarter 2026

14	Exploration & Production Norway	PRESS RELEASE	THIRD QUARTER 2026 REVIEW	CONDENSED INTERIM FINANCIAL STATEMENTS AND NOTES	SUPPLEMENTARY DISCLOSURES
Exploration & Production Norway

Financial information	Quarters			Change	First nine months
(unaudited, in USD million)	Q3 2026	Q2 2026	Q3 2025	Q3 on Q3	2026	2025	Change

Total revenues and other income	13,530	12,070	8,278	63%	36,074	26,567	36%
Total operating expenses	(3,255)	(2,882)	(2,660)	22%	(8,916)	(7,299)	22%
Net operating income/(loss)	10,275	9,187	5,618	83%	27,158	19,268	41%

Adjusted total revenues and other income*	13,530	12,070	8,278	63%	36,074	26,076	38%
Adjusted operating and administrative expenses*	(1,079)	(1,139)	(926)	16%	(3,311)	(2,894)	14%
Adjusted depreciation, amortisation and net impairments*	(1,692)	(1,648)	(1,602)	6%	(4,914)	(4,067)	21%
Adjusted exploration expenses*	(190)	(96)	(132)	43%	(396)	(338)	17%
Adjusted operating income/(loss)*	10,570	9,187	5,618	88%	27,453	18,777	46%

Additions to PP&E, intangibles and equity accounted investments	1,699	1,901	1,557	9%	5,463	5,640	(3%)

Operational information	Quarters			Change	First nine months
E&P Norway	Q3 2026	Q2 2026	Q3 2025	Q3 on Q3	2026	2025	Change

E&P entitlement liquid and gas production (mboe/day)	1,421	1,415	1,422	—%	1,453	1,390	5%
Average liquids price (USD/bbl)	98.2	102.3	67.9	45%	94.6	68.8	38%
Average internal gas price (USD/mmbtu)	18.07	14.07	9.98	81%	14.41	11.31	27%

Production and revenues
Production remained high in the third quarter of
2026, unchanged from the same quarter last year.
The ramp‑up of new fields, primarily Halten East and
Verdande, and contributions from new wells offset
natural decline in mature fields and higher
unplanned losses, notably at Johan Castberg and
Troll. Liquids production decreased, while gas
production increased in the quarter, reflecting the
higher share of liquids in the production mix from the
fields with natural decline.
For the first nine months, contributions from new
fields drove a 5% increase in production compared
to the same period last year.
The significant increase in gas and liquids prices,
together with robust production, resulted in higher
total revenues and other income in the third quarter
and the first nine months of 2026, relative to the
corresponding periods in 2025.
Operating expenses and financial results
Higher operation and maintenance costs, including
variable energy costs, were the primary drivers of
increased operating and administrative expenses in
the third quarter and first nine months of 2026
compared to the same periods last year. The
increase was further impacted by the strengthening
of the NOK against the USD.
The ramp-up of new fields, field-specific investments
and the strengthening of the NOK against the USD
led to higher depreciation and amortisation costs in
the third quarter and first nine months of 2026
compared to the same periods last year, partially
offset by increased proved reserves.
Exploration activity in the third quarter related to 10
wells, compared to 18 wells in the same quarter last
year. Despite the lower activity, exploration expenses
increased due to higher field development and
seismic costs. For the first nine months of 2026,
higher drilling expenditure and field development
costs led to an increase in expenses, partially offset
by a higher capitalisation rate.
In the third quarter and first nine months of 2026, net
impairments of USD 295 million negatively affected
net operating income.
In the first nine months of 2025, net operating
income included a gain related to the swap
transaction with Petoro of USD 491 million.
Additions to PP&E, intangibles and equity accounted
investments in the third quarter of 2026 were mainly
related to drilling of wells, modifications and
development projects. For the first nine months of
2026, additions decreased compared with the same
period last year, mainly reflecting assets acquired for
USD 1,086 million in the swap transaction with
Petoro in the first quarter of 2025.
Equinor third quarter 2026

15	Exploration & Production International	PRESS RELEASE	THIRD QUARTER 2026 REVIEW	CONDENSED INTERIM FINANCIAL STATEMENTS AND NOTES	SUPPLEMENTARY DISCLOSURES
Exploration & Production International

Financial information	Quarters			Change	First nine months
(unaudited, in USD million)	Q3 2026	Q2 2026	Q3 2025	Q3 on Q3	2026	2025	Change

Total revenues and other income	1,280	2,202	1,315	(3%)	4,985	4,234	18%
Total operating expenses	(1,005)	(838)	(1,569)	(36%)	(2,731)	(3,493)	(22%)
Net operating income/(loss)	275	1,363	(254)	N/A	2,254	741	>100%

Adjusted total revenues and other income*	1,248	1,681	1,315	(5%)	4,432	4,185	6%
Adjusted purchases*	(13)	78	(38)	(65%)	5	(102)	N/A
Adjusted operating and administrative expenses*	(297)	(565)	(532)	(44%)	(1,368)	(1,589)	(14%)
Adjusted depreciation, amortisation and net impairments*	(308)	(284)	(269)	15%	(876)	(974)	(10%)
Adjusted exploration expenses*	(85)	(67)	(80)	6%	(189)	(164)	15%
Adjusted operating income/(loss)*	545	843	396	38%	2,003	1,356	48%

Additions to PP&E, intangibles and equity accounted investments	725	440	695	4%	1,907	2,078	(8%)

Operational information	Quarters			Change	First nine months
E&P International	Q3 2026	Q2 2026	Q3 2025	Q3 on Q3	2026	2025	Change

E&P equity liquid and gas production (mboe/day)	323	317	267	21%	326	294	11%
E&P entitlement liquid and gas production (mboe/day)	271	241	203	34%	266	231	16%
Production sharing agreements (PSA) effects	52	76	65	(20%)	60	64	(6%)
Average liquids price (USD/bbl)	83.4	93.0	62.1	34%	82.1	63.6	29%

Production and revenues
The start-up of Bacalhau and the establishment of
Adura in the fourth quarter of 2025 led to an increase
in equity production in the third quarter and first nine
months of 2026 compared to the same periods last
year. Lower turnaround activity further contributed to
the increase. The increase was partially offset by
portfolio changes, including the sale of the 40%
operated interest in Peregrino in November 2025
and the Argentina onshore assets in May 2026, as
well as by natural production decline across certain
fields and operational issues at Roncador.
Production Sharing Agreements (PSA) effects
decreased in the third quarter and first nine months
of 2026 compared to the same periods last year,
mainly due to lower production and higher cost
recovery from Angola PSA fields.
A significant underlift timing effect led to a decrease
in adjusted total revenues and other income* in the
third quarter compared to the same period last year.
Higher prices partially offset this impact and
contributed positively in both the third quarter and
the first nine months of 2026 compared to the same
periods last year.
Operating expenses and financial results
Operating and administrative expenses were lower
in the third quarter compared to the same period last
year, primarily due to divestments and lower lifted
volumes. This decrease was partially offset by the
start-up of production of an asset in Brazil. The
decrease for the first nine months of 2026 was
mainly driven by divestments and lower operating
costs in Angola and at an asset in Brazil, partially
offset by Bacalhau production start-up and other
variable costs.
Higher depreciation rates due to the start of
production on a new field in Brazil late in 2025
resulted in higher depreciation costs in the third
quarter of 2026 compared to the same quarter last
year. For the first nine months of 2026, portfolio
changes more than offset the effect of production
start up in Brazil, resulting in lower depreciation
costs compared to the same period last year.
Early phase costs for a Canadian project led to
higher exploration expenses in the third quarter and
first nine months of 2026 compared to the
corresponding periods last year.
Net operating income in the third quarter of 2026
was negatively impacted by the impairment of a
cross-border asset in the UK and an increase in a
provision. A gain on sale of the Argentina onshore
assets, recognised in the second quarter of 2026,
positively impacted net operating income in the first
nine months of 2026. Net operating income in the
third quarter and the first nine months of 2025 was
negatively impacted by an impairment of assets held
for sale in the UK amounting to USD 650 million.
Additions to PP&E, intangibles and equity accounted
investments in the first nine months of 2026 reflect
the effects of portfolio changes and reduced
Bacalhau spending after production start-up in the
fourth quarter of 2025.
Equinor third quarter 2026

16	Exploration & Production USA	PRESS RELEASE	THIRD QUARTER 2026 REVIEW	CONDENSED INTERIM FINANCIAL STATEMENTS AND NOTES	SUPPLEMENTARY DISCLOSURES
Exploration & Production USA
Production and revenues

Financial information	Quarters			Change	First nine months
(unaudited, in USD million)	Q3 2026	Q2 2026	Q3 2025	Q3 on Q3	2026	2025	Change

Total revenues and other income	1,097	1,374	1,014	8%	3,855	3,251	19%
Total operating expenses	(752)	(654)	(1,398)	(46%)	(2,045)	(2,941)	(30%)
Net operating income/(loss)	345	720	(384)	N/A	1,810	310	>100%

Adjusted total revenues and other income*	1,097	1,374	1,014	8%	3,855	3,251	19%
Adjusted operating and administrative expenses*	(388)	(270)	(569)	(32%)	(940)	(1,186)	(21%)
Adjusted depreciation, amortisation and net impairments*	(342)	(359)	(405)	(16%)	(1,053)	(1,311)	(20%)
Adjusted exploration expenses*	(22)	(25)	(3)	>100%	(53)	(24)	>100%
Adjusted operating income/(loss)*	345	720	37	>100%	1,810	730	>100%

Additions to PP&E, intangibles and equity accounted investments	366	366	314	17%	974	915	6%

Operational information	Quarters			Change	First nine months
E&P USA	Q3 2026	Q2 2026	Q3 2025	Q3 on Q3	2026	2025	Change

E&P equity liquid and gas production (mboe/day)	422	433	441	(4%)	435	432	1%
E&P entitlement liquid and gas production (mboe/day)	364	376	380	(4%)	376	374	0%
Royalties	58	57	61	(4%)	59	58	2%
Average liquids price (USD/bbl)	72.7	84.4	55.2	32%	72.9	57.5	27%
Average internal gas price (USD/mmbtu)	1.95	1.96	2.01	(3%)	2.89	2.50	16%

E&P USA reported lower production in the third
quarter of 2026 compared with the corresponding
period in 2025. Lower US offshore production was
primarily driven by planned downtime and natural
decline. This decrease was slightly offset by an
increase in onshore production resulting from fewer
curtailments in Appalachia North. For the first nine
months of 2026, E&P USA production was stable
compared with the corresponding period in 2025.
Natural decline and planned turnarounds in US
offshore production were largely offset by production
from new wells drilled across several assets. In
addition, Appalachia production benefited from
higher gas prices during the first quarter of 2026.
Production remained broadly in line with the prior
year despite higher planned turnaround activity.
In the third quarter of 2026, higher liquids prices
more than offset lower US offshore production
volumes, resulting in increased revenues compared
with the third quarter of 2025. For the first nine
months of 2026, higher liquids and natural gas prices
contributed to increased total revenues and other
income compared with the corresponding period in
2025.
Operating expenses and financial results
Operating and administrative expenses decreased in
the third quarter and first nine months of 2026
compared with the corresponding periods in 2025.
An increase in asset retirement costs associated
with changes in estimates of a late-life offshore asset
was recognised in the third quarter of both 2025 and
2026. The expense recognised in 2026 was lower
than in the prior year, driving the decrease in
operating and administrative expenses between the
two periods. The cost levels between the quarters
were otherwise broadly stable. Operating and
administrative expenses for the first nine months of
2026 additionally benefited from a favourable non-
recurring item recognised during the first quarter of
2026.
Depreciation, amortisation and net impairment
charges decreased in both the third quarter and first
nine months of 2026 compared with the
corresponding periods in 2025. The decrease was
due to increased proved reserves at year-end 2025,
impairments recognised in 2025 on assets with
higher depreciation rates, and lower US offshore
production volumes. The decrease in the first nine
months was also related to a revised abandonment
cost estimate for a late-life asset recognised in the
comparative period.
Adjusted exploration expenses* increased both in
the third quarter and first nine months of 2026
compared to the corresponding periods in 2025,
partially driven by a revision to the abandonment
cost estimate for previously drilled exploration wells.
No exploration wells were drilled during any of the
periods presented.
Additions to property, plant and equipment,
intangible assets and equity-accounted investments
include continued development in US Offshore,
particularly at the Sparta field, in the third quarter
and first nine months of 2026.
Equinor third quarter 2026

17	Marketing, Midstream & Processing	PRESS RELEASE	THIRD QUARTER 2026 REVIEW	CONDENSED INTERIM FINANCIAL STATEMENTS AND NOTES	SUPPLEMENTARY DISCLOSURES
Marketing, Midstream & Processing

Financial information	Quarters			Change	First nine months
(unaudited, in USD million)	Q3 2026	Q2 2026	Q3 2025	Q3 on Q3	2026	2025	Change

Total revenues and other income1)	31,671	33,487	25,215	26%	91,841	78,045	18%
Total operating expenses1)	(30,423)	(32,326)	(24,698)	23%	(88,903)	(77,092)	15%
Net operating income/(loss)1)	1,248	1,161	517	>100%	2,938	953	>100%

Adjusted total revenues and other income*1)	31,486	32,888	25,233	25%	91,617	78,202	17%
Adjusted purchases* [2]1)	(28,885)	(30,391)	(23,473)	23%	(83,949)	(72,913)	15%
Adjusted operating and administrative expenses*1)	(1,500)	(1,477)	(1,238)	21%	(4,507)	(3,721)	21%
Adjusted depreciation, amortisation and net impairments*1)	(207)	(243)	(215)	(4%)	(704)	(673)	5%
Adjusted operating income/(loss)*1)	893	777	307	>100%	2,457	895	>100%
— Gas and LNG¹⁾²⁾	444	291	286	55%	1,220	773	58%
— Crude, Products and Liquids	(96)	355	31	N/A	612	388	58%
— Other¹⁾	545	130	(10)	N/A	625	(265)	N/A

Additions to PP&E, intangibles and equity accounted investments	431	262	307	41%	1,400	768	82%

Operational information	Quarters			Change	First nine months
Marketing, Midstream and Processing	Q3 2026	Q2 2026	Q3 2025	Q3 on Q3	2026	2025	Change

Liquids sales volumes (mmbl)	225.9	242.6	279.1	(19%)	729.2	829.9	(12%)
Natural gas sales Equinor (bcm)3)	17.1	16.4	16.8	2%	51.2	49.5	3%
Natural gas entitlement sales Equinor (bcm)	15.0	14.4	14.1	6%	44.7	41.1	9%
Realised piped gas price Europe (USD/mmbtu)	19.99	15.79	11.43	75%	16.17	12.79	26%
Realised piped gas price US (USD/mmbtu)	2.24	2.30	2.42	(7%)	3.49	2.98	17%
1) With effect from the first quarter 2026, the Power business area (PWR) is presented as a reportable segment in Equinor’s financial statements and previously reported numbers for 2025 have been restated. For further information and restatement tables, see Note 2 Segments and
Supplementary disclosures.
2) Previously named Gas and Power.
3) Restated Q2 2026.

Volumes, pricing and revenues
Liquids sales volumes were lower compared to the
previous quarter, driven by the normalisation of in-
transit inventory timing effects from the prior quarter.
Lower third-party sales volumes drove the decrease
compared with the first nine months of 2025.
Gas sales volumes increased slightly compared to
the previous quarter and the first nine months of
2025, due to higher Equinor gas production.
The realised European piped gas price increased
compared to both the previous quarter and the same
quarter last year, in line with higher market prices.
Tight market conditions and supply disruptions
following the conflict in the Middle East drove a
significant increase in European gas prices during
the quarter.
Increased US gas production and well-supplied
inventories drove the realised US piped gas price
slightly lower than the previous quarter and below
the same quarter last year.
Financial results
In the third quarter of 2026, adjusted operating
income* was supported by elevated refining margins
and high production efficiency. Refinery margins
benefitted from tight global refining capacity and
refinery disruptions in the Middle East and Russia.
Gas and LNG contributed strongly through
optimisation of equity and third-party trading. Crude,
Products and Liquids was negatively impacted by
derivative positions in a tight shipping market
resulting in a loss for the quarter, which was partially
offset by strong products trading driven by tight
markets and heightened volatility.
Adjusted operating income* increased relative to the
previous quarter, driven by significantly stronger
results from refining margins, higher LNG earnings
and stronger European gas prices, partially offset by
lower results from crude trading.
During the first nine months of 2026, adjusted
operating income* was higher than the same period
last year across all subsegments, primarily driven by
stronger trading results, higher refining margins and
lower costs related to developing low carbon
projects.
Net operating income includes the net effect of fair
value changes in storages, fair value changes in
embedded and hedge derivatives, changes in
onerous provisions and impairments.
Additions to PP&E, intangibles and equity accounted
investments in both the third quarter and the first
nine months of 2026 include new leases for LNG
vessels.
Equinor third quarter 2026

18	Power	PRESS RELEASE	THIRD QUARTER 2026 REVIEW	CONDENSED INTERIM FINANCIAL STATEMENTS AND NOTES	SUPPLEMENTARY DISCLOSURES
Power

Financial information	Quarters			Change	First nine months
(unaudited, in USD million)	Q3 2026	Q2 2026	Q3 2025¹⁾	Q3 on Q3	2026	2025	Change

Revenues third party, other revenue and other income	969	681	594	63%	2,475	1,687	47%
Net income/(loss) from equity accounted investments	22	44	(22)	N/A	101	(7)	N/A
Total revenues and other income	991	725	572	73%	2,575	1,680	53%
Total operating expenses	(1,008)	(720)	(638)	58%	(2,595)	(3,030)	(14%)
Net operating income/(loss)	(17)	5	(66)	(75%)	(19)	(1,349)	(99%)

Adjusted total revenues and other income*	978	691	567	72%	2,528	1,723	47%
Adjusted purchases*	(887)	(574)	(519)	71%	(2,181)	(1,515)	44%
Adjusted operating and administrative expenses*	(83)	(131)	(105)	(21%)	(341)	(369)	(8%)
Adjusted depreciation, amortisation and net impairments*	(14)	(15)	(14)	(3%)	(42)	(36)	16%
Adjusted operating income/(loss)*	(5)	(30)	(72)	(93%)	(36)	(198)	(82%)

Additions to PP&E, intangibles and equity accounted investments	525	588	773	(32%)	1,791	2,271	(21%)

Operational information	Quarters			Change	First nine months
Power	Q3 2026	Q2 2026	Q3 2025	Q3 on Q3	2026	2025	Change

Renewable power generation (TWh) Equinor share2)	1.15	0.91	0.91	26%	3.04	2.49	22%
Total power generation (TWh) Equinor share	1.32	1.19	1.37	(4%)	3.90	3.89	—%
1) With effect from the first quarter 2026, the Power business area (PWR) is presented as a reportable segment in Equinor’s financial statements and previously reported numbers for 2025 have been restated. For further information and restatement tables, see Note 2 Segments and Supplementary disclosures.
2) Includes Hywind Tampen renewable power generation, which is owned by E&P Norway and operated by PWR.

Power generation
Renewable power generation increased in the third
quarter and first nine months of 2026 compared to
the corresponding periods last year, primarily driven
by the ramp up of Dogger Bank and contributions
from a newly operational onshore asset in Brazil.
Lower gas-to-power generation resulted in a
decrease in total power generation in the third
quarter, while total power generation remained
broadly stable for the first nine months.
Financial results
Power reported an adjusted operating loss* in the
third quarter of 2026, as strong trading results and
contributions from producing assets were more than
offset by project development costs and other
expenses. Power trading was the main positive
contributor, driven by favourable market conditions,
weather-driven volatility and value capture across
power markets. Significantly higher energy prices
increased both revenues and associated purchases.
Project development costs continued to negatively
impact the result, despite lower activity levels and
one-off refunds of grid connection costs related to
onshore renewables.
Stronger power trading results and lower project
development costs reduced the adjusted operating
loss* compared to the same quarter last year.
For the first nine months of 2026, the adjusted
operating loss* decreased compared to the same
period last year, largely due to the same drivers as
the third quarter and lower early-phase project costs.
Net operating income includes fair value changes in
derivatives. The first nine months of 2025 included
an impairment loss of USD 1,101 million related to
US offshore wind projects.
Additions to PP&E, intangibles and equity accounted
investments in the third quarter and first nine months
of 2026 were mainly related to the Empire Wind
project in the US.
With effect from the first quarter of 2026, the new
Power business area (PWR) is presented as a
reportable segment in Equinor’s financial statements.
The PWR business area is responsible for all power
activities, including the activities formerly included in
Renewables (REN) and flexible power assets
transferred from the business area Marketing,
Midstream and Processing (MMP), as well as Danske
Commodities’ power trading business.
Equinor third quarter 2026

19	PRESS RELEASE	THIRD QUARTER 2026 REVIEW	CONDENSED INTERIM FINANCIAL STATEMENTS AND NOTES	SUPPLEMENTARY DISCLOSURES
Condensed interim financial statements and notes
Equinor third quarter 2026

20	Condensed Interim financial statements and notes	PRESS RELEASE	THIRD QUARTER 2026 REVIEW	CONDENSED INTERIM FINANCIAL STATEMENTS AND NOTES	SUPPLEMENTARY DISCLOSURES
CONSOLIDATED STATEMENT OF INCOME

		Quarters			First nine months				Quarters			First nine months
(unaudited, in USD million)	Note	Q3 2026	Q2 2026	Q3 2025	2026	2025	(unaudited, in USD million)	Note	Q3 2026	Q2 2026	Q3 2025	2026	2025

Revenues	4	32,936	34,523	26,017	95,275	80,531	Interest income and other financial income		320	229	265	919	904
Net income/(loss) from equity accounted investments		127	130	(16)	236	6	Interest expenses and other financial expenses		(370)	(435)	(366)	(1,239)	(1,042)
Other income	3	127	524	48	699	578	Other financial items		(555)	243	(504)	711	(410)

Total revenues and other income	2	33,190	35,177	26,049	96,210	81,115	Net financial items	5	(606)	37	(604)	391	(548)

Purchases [net of inventory variation]		(14,463)	(15,933)	(13,917)	(43,360)	(42,100)	Income/(loss) before tax		11,349	13,029	4,666	34,122	19,318
Operating expenses		(2,979)	(3,070)	(3,055)	(9,164)	(8,650)
Selling, general and administrative expenses		(395)	(273)	(258)	(977)	(910)	Income tax	6	(8,804)	(8,194)	(4,870)	(23,637)	(15,574)
Depreciation, amortisation and net impairments	2	(3,088)	(2,719)	(3,297)	(8,327)	(9,029)
Exploration expenses		(311)	(189)	(252)	(652)	(562)	Net income/(loss)		2,545	4,836	(204)	10,485	3,744

Total operating expenses	2	(21,236)	(22,184)	(20,779)	(62,479)	(61,250)	Attributable to equity holders of the company		2,535	4,848	(210)	10,489	3,729
							Attributable to non-controlling interests		9	(12)	7	(5)	15
Net operating income/(loss)	2	11,955	12,993	5,270	33,731	19,866
							Basic earnings per share (in USD)		1.07	1.99	(0.08)	4.31	1.42
							Diluted earnings per share (in USD)		1.06	1.99	(0.08)	4.30	1.42
							Weighted average number of ordinary shares outstanding (in millions)		2,374	2,431	2,527	2,433	2,622
							Weighted average number of ordinary shares outstanding diluted (in millions)		2,382	2,439	2,535	2,441	2,629

Equinor third quarter 2026

21	Condensed Interim financial statements and notes	PRESS RELEASE	THIRD QUARTER 2026 REVIEW	CONDENSED INTERIM FINANCIAL STATEMENTS AND NOTES	SUPPLEMENTARY DISCLOSURES
CONSOLIDATED STATEMENT OF COMPREHENSIVE
INCOME

	Quarters			First nine months
(unaudited, in USD million)	Q3 2026	Q2 2026	Q3 2025	2026	2025

Net income/(loss)	2,545	4,836	(204)	10,485	3,744

Actuarial gains/(losses) on defined benefit pension plans	108	30	306	125	5
Income tax effect on income and expenses recognised in OCI1)	(21)	(8)	(67)	(24)	7
Items that will not be reclassified to the Consolidated statement of income	87	22	240	101	12

Foreign currency translation effects	379	(264)	(78)	282	2,696
Share of OCI from equity accounted investments	153	(30)	10	139	7
Items that may be subsequently reclassified to the Consolidated statement of income	532	(294)	(68)	421	2,702

Other comprehensive income/(loss)	619	(272)	171	522	2,714

Total comprehensive income/(loss)	3,163	4,564	(32)	11,007	6,458

Attributable to the equity holders of the company	3,154	4,576	(39)	11,011	6,443
Attributable to non-controlling interests	9	(12)	7	(5)	15

1)Other comprehensive income (OCI).
Equinor third quarter 2026

22	Condensed Interim financial statements and notes	PRESS RELEASE	THIRD QUARTER 2026 REVIEW	CONDENSED INTERIM FINANCIAL STATEMENTS AND NOTES	SUPPLEMENTARY DISCLOSURES
CONSOLIDATED BALANCE SHEET

		At 30 September	At 31 December
(in USD million)	Note	2026 (unaudited)	2025 (audited)

ASSETS
Property, plant and equipment	2, 3	63,723	61,241
Intangible assets		6,134	5,950
Equity accounted investments		8,223	8,504
Deferred tax assets		5,507	5,053
Pension assets		2,415	2,107
Derivative financial instruments		1,236	1,020
Financial investments		6,849	6,839
Prepayments and financial receivables		2,498	2,073

Total non-current assets		96,584	92,787

Inventories		4,026	3,330
Trade and other receivables		14,148	10,819
Prepayments and financial receivables1)		5,687	3,885
Derivative financial instruments		1,861	667
Financial investments	5	17,691	14,297
Cash and cash equivalents		6,304	5,036

Total current assets		49,716	38,034

Assets classified as held for sale	3	916	906

Total assets		147,216	131,727

1) Includes collateral deposits of USD 2.4 billion as at 30 September 2026 related to certain requirements set out by exchanges where Equinor is participating. The corresponding figure for 31 December 2025 is USD 1.3 billion.

		At 30 September	At 31 December
(in USD million)	Note	2026 (unaudited)	2025 (audited)

EQUITY AND LIABILITIES
Shareholders' equity		44,914	40,424
Non-controlling interests		81	74

Total equity		44,995	40,497

Finance debt	5	21,130	23,763
Lease liabilities		2,828	2,221
Deferred tax liabilities		15,311	14,524
Pension liabilities		4,434	4,076
Provision and other liabilities		14,029	14,715
Derivative financial instruments		1,442	1,150

Total non-current liabilities		59,174	60,450

Trade and other payables		13,610	9,700
Provisions and other liabilities		3,271	3,299
Current tax payable		17,603	10,994
Finance debt	5	4,246	4,047
Lease liabilities		1,458	1,190
Dividends payable		925	923
Derivative financial instruments		1,772	448

Total current liabilities		42,884	30,601

Liabilities directly associated with the assets classified as held for sale	3	164	179

Total liabilities		102,222	91,230

Total equity and liabilities		147,216	131,727
Equinor third quarter 2026

23	Condensed Interim financial statements and notes	PRESS RELEASE	THIRD QUARTER 2026 REVIEW	CONDENSED INTERIM FINANCIAL STATEMENTS AND NOTES	SUPPLEMENTARY DISCLOSURES
CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

(unaudited, in USD million)	Share capital	Additional paid-in capital	Retained earnings	Foreign currency translation reserve	OCI from equity accounted investments	Shareholders' equity	Non-controlling interests	Total equity

At 1 January 2025	1,052	—	52,407	(11,385)	268	42,342	38	42,379
Net income/(loss)			3,729			3,729	15	3,744
Other comprehensive income/(loss)			12	2,696	7	2,714		2,714
Total comprehensive income/(loss)	—	—	3,741	2,696	7	6,443	15	6,458
Dividends			(2,865)			(2,865)		(2,865)
Share buy-back	(56)	—	(5,317)			(5,373)		(5,373)
Other equity transactions		—	(21)			(21)	14	(7)

At 30 September 2025	995	—	47,945	(8,689)	275	40,525	67	40,592

At 1 January 2026	995	—	48,028	(8,919)	319	40,424	74	40,498
Net income/(loss)			10,489			10,489	(5)	10,485
Other comprehensive income/(loss)			101	282	139	522		522
Total comprehensive income/(loss)	—	—	10,591	282	139	11,011	(5)	11,007
Dividends			(2,823)			(2,823)		(2,823)
Share buy-back1)	(44)	—	(3,627)			(3,670)		(3,670)
Other equity transactions		—	(27)			(27)	12	(16)

At 30 September 2026	951	—	52,142	(8,637)	457	44,914	81	44,995

1)For more information see note 7 Capital distribution
Equinor third quarter 2026

24	Condensed Interim financial statements and notes	PRESS RELEASE	THIRD QUARTER 2026 REVIEW	CONDENSED INTERIM FINANCIAL STATEMENTS AND NOTES	SUPPLEMENTARY DISCLOSURES
CONSOLIDATED STATEMENT OF CASH FLOWS

		Quarters			First nine months
(unaudited, in USD million)	Note	Q3 2026	Q2 2026	Q3 2025	2026	2025

Income/(loss) before tax		11,349	13,029	4,666	34,122	19,318

Depreciation, amortisation and net impairments, including exploration write-offs		3,107	2,720	3,369	8,357	9,107
(Gains)/losses on foreign currency transactions and balances	5	302	(231)	(72)	(117)	129
(Gains)/losses on sale of assets and businesses	3	(21)	(467)	(12)	(488)	(524)
(Increase)/decrease in other items related to operating activities		(41)	(92)	938	(1,417)	1
(Increase)/decrease in net derivative financial instruments		6	(444)	(69)	(97)	(241)
Cash collaterals for commodity derivative transactions		(179)	248	44	(791)	509
Interest received		231	251	327	665	987
Interest paid		(75)	(263)	(93)	(511)	(401)

Cash flow provided by operating activities before taxes paid and working capital items		14,679	14,752	9,098	39,722	28,885

Taxes paid		(6,537)	(7,075)	(3,764)	(17,884)	(14,219)

(Increase)/decrease in working capital		(595)	1,793	1,012	391	3,199

Cash flows provided by operating activities		7,547	9,470	6,346	22,229	17,865

Cash (used)/received in business combinations		—	—	—	—	(26)
Capital expenditures and investments		(2,872)	(2,872)	(3,420)	(8,860)	(9,848)
(Increase)/decrease in financial investments		(1,423)	(1,363)	617	(2,355)	3,154
(Increase)/decrease in derivative financial instruments		61	288	(106)	463	296
(Increase)/decrease in other interest-bearing items		(134)	(51)	170	(228)	126
Proceeds from sale of assets and businesses	3	47	558	—	693	424

Cash flows provided by/(used in) investing activities		(4,321)	(3,439)	(2,739)	(10,286)	(5,874)

		Quarters			First nine months
(unaudited, in USD million)	Note	Q3 2026	Q2 2026	Q3 2025	2026	2025

New finance debt		—	—	556	—	4,198
Repayment of finance debt		(1)	(873)	(766)	(1,652)	(2,021)
Repayment of lease liabilities		(414)	(429)	(393)	(1,243)	(1,136)
Dividends paid		(938)	(971)	(938)	(2,829)	(3,873)
Share buy-back		(3,137)	(83)	(4,712)	(3,491)	(5,527)
Net current finance debt and other financing activities		(361)	(1,547)	1,269	(1,356)	(1,734)

Cash flows provided by/(used in) financing activities		(4,853)	(3,903)	(4,983)	(10,571)	(10,092)

Net increase/(decrease) in cash and cash equivalents		(1,627)	2,128	(1,375)	1,372	1,898

Effect of exchange rate changes in cash and cash equivalents		(134)	14	45	(107)	306
Cash and cash equivalents at the beginning of the period1)		8,062	5,920	9,437	5,036	5,903

Cash and cash equivalents at the end of the period1)		6,300	8,062	8,107	6,300	8,107

1) Cash and cash equivalents net of overdraft

Equinor third quarter 2026

25	Condensed Interim financial statements and notes	PRESS RELEASE	THIRD QUARTER 2026 REVIEW	CONDENSED INTERIM FINANCIAL STATEMENTS AND NOTES	SUPPLEMENTARY DISCLOSURES
NOTES TO THE CONDENSED INTERIM FINANCIAL STATEMENTS
Note 1. Organisation and basis of preparation
Organisation and principal activities
Equinor Group (Equinor) consists of Equinor ASA
and its subsidiaries. Equinor ASA is incorporated and
domiciled in Norway and listed on the Oslo Børs
(Norway) and the New York Stock Exchange (USA).
The registered office address is Forusbeen 50,
N-4035, Stavanger, Norway.
The objective of Equinor is to develop, produce and
market various forms of energy and derived products
and services, as well as other businesses. The
activities may also be carried out through
participation in or cooperation with other companies.
Equinor Energy AS, a 100% owned operating
subsidiary of Equinor ASA and owner of all of
Equinor's oil and gas activities and net assets on the
Norwegian continental shelf, is a co-obligor or
guarantor of certain debt obligations of Equinor ASA.
Equinor's condensed interim financial statements for
the third quarter of 2026 were authorised for issue by
the board of directors on 27 October 2026.
Basis of preparation
These condensed interim financial statements are
prepared in accordance with IAS 34 Interim Financial
Reporting as issued by the International Accounting
Standards Board (IASB) and as adopted by the
European Union (EU). The condensed interim
financial statements do not include all the
information and disclosures required by IFRS®
Accounting Standards for a complete set of financial
statements and should be read in conjunction with
the Consolidated annual financial statements for
2025. IFRS Accounting Standards as adopted by the
EU differs in certain respects from IFRS Accounting
Standards as issued by the IASB, however the
differences do not impact Equinor's financial
statements for the periods presented.
Certain amounts in the comparable years have been
reclassified to conform to current year presentation.
As a result of rounding differences, numbers or
percentages may not add up to the total.
The condensed interim financial statements are
unaudited.
Accounting policies
The accounting policies applied in the preparation of
the condensed interim financial statements are
consistent with those applied in the preparation of
Equinor’s consolidated annual financial statements
as at, and for the year ended, 31 December 2025.
A description of the material accounting policies is
included in Equinor’s consolidated annual financial
statements for 2025. When determining fair value,
there have been no changes to the valuation
techniques or models and Equinor applies the same
sources of input and the same criteria for
categorisation in the fair value hierarchy as disclosed
in the Consolidated annual financial statements for
2025.
For information about IFRS Accounting Standards,
amendments to IFRS Accounting Standards and
IFRIC® Interpretations effective from 1 January
2026, that could affect the consolidated financial
statements, please refer to note 2 in Equinor’s
consolidated annual financial statements for 2025.
None of the amendments to IFRS Accounting
Standards effective from 1 January 2026 have had a
significant impact on the condensed interim financial
statements. Equinor has not early adopted any IFRS
Accounting Standards, amendments to IFRS
Accounting Standards or IFRIC Interpretations
issued but not yet effective.
Use of judgements and estimates
The preparation of financial statements in conformity
with IFRS Accounting Standards requires
management to make judgments, estimates and
assumptions that affect the application of accounting
policies and the reported amounts of assets,
liabilities, income and expenses. The estimates and
associated assumptions are reviewed on an on-
going basis and are based on historical experience
and various other factors that are believed to be
reasonable under the circumstances. These
estimates and assumptions form the basis for
making judgments about carrying values of assets
and liabilities that are not readily apparent from other
sources. Actual results may differ from these
estimates. Please refer to
note 2 in Equinor’s consolidated annual financial
statements for 2025 for more information about
accounting judgement and key sources of estimation
uncertainty.
Equinor third quarter 2026

26	Condensed Interim financial statements and notes	PRESS RELEASE	THIRD QUARTER 2026 REVIEW	CONDENSED INTERIM FINANCIAL STATEMENTS AND NOTES	SUPPLEMENTARY DISCLOSURES
Note 2. Segments
Equinor’s operations are organised into business
areas and followed up through operating segments
in order to effectively manage and execute our
strategy, including the ability to measure the
progress of the business against its strategic goals.
The operating segments are defined based on the
components of Equinor that are regularly reviewed
by the chief operating decision maker, Equinor's
Chief Executive Officer (CEO).
With effect from the first quarter 2026, the Power
business area (PWR) is presented as a reportable
segment in Equinor’s financial statements. PWR is
responsible for all power activities, including the
activities formerly included in Renewables (REN),
flexible power assets transferred from the business
area Marketing, Midstream and Processing (MMP),
as well as Danske Commodities’ power trading
business, formerly included in MMP. Restated
historical figures are shown in the tables following
the comparative quarterly segment tables.
The following reportable segments correspond to the
operating segments: Exploration & Production
Norway (E&P Norway), Exploration & Production
International (E&P International), Exploration &
Production USA (E&P USA), Marketing, Midstream &
Processing (MMP) and Power (PWR). Based on
materiality considerations, the remaining business
areas Projects, Drilling & Procurement (PDP) and
Technology, Digital & Innovation (TDI), as well as
Corporate staff and functions, are aggregated into
the reportable segment Other. The majority of the
costs in PDP and TDI is allocated to the three
Exploration & Production segments, MMP and PWR.
The accounting policies of the reporting segments
are consistent with those described in these
Consolidated financial statements, except for the
following: movements related to changes in asset
retirement obligations are excluded from the line
item Additions to PP&E, intangibles and Equity
accounted investments, and provisions for onerous
contracts reflect only obligations towards group
external parties. The measurement basis of segment
profit is net operating income/(loss). Deferred tax
assets, pension assets, non-current financial assets,
total current assets and total liabilities are not
allocated to the segments. Transactions between the
segments, mainly from the sale of crude oil, gas, and
related products, are performed at defined internal
prices which have been derived from market prices.
The transactions are eliminated upon consolidation.
Net Impairments
In the third quarter 2026, net impairments in E&P
Norway and E&P International mainly related to
updated production profiles on a cross-border
producing asset on the Norwegian Continental Shelf.
Equinor third quarter 2026

27	Condensed Interim financial statements and notes	PRESS RELEASE	THIRD QUARTER 2026 REVIEW	CONDENSED INTERIM FINANCIAL STATEMENTS AND NOTES	SUPPLEMENTARY DISCLOSURES

Third quarter 2026
(in USD million)	E&P Norway	E&P International	E&P USA	MMP	Power	Other	Eliminations	Total Group
Revenues third party	100	194	65	31,625	925	27	—	32,936
Revenues and other income inter-segment	13,371	995	1,032	(5)	44	10	(15,448)	—
Net income/(loss) from equity accounted investments	—	57	—	51	22	(3)	—	127
Other income	59	33	—	—	—	35	—	127
Total revenues and other income	13,530	1,280	1,097	31,671	991	69	(15,448)	33,190
Purchases [net of inventory variation]	(1)	(13)	—	(28,699)	(887)	—	15,137	(14,463)
Operating, selling, general and administrative expenses	(1,078)	(417)	(388)	(1,517)	(86)	(23)	136	(3,374)
Depreciation and amortisation	(1,692)	(308)	(342)	(207)	(14)	(41)	—	(2,603)
Net impairment (losses)/reversals	(295)	(168)	—	—	(22)	—	—	(485)
Exploration expenses	(190)	(99)	(22)	—	—	—	—	(311)
Total operating expenses	(3,255)	(1,005)	(752)	(30,423)	(1,008)	(64)	15,272	(21,236)
Net operating income/(loss)	10,275	275	345	1,248	(17)	5	(176)	11,955
Additions to PP&E, intangibles and equity accounted investments	1,699	725	366	431	525	77	—	3,822

Balance sheet information
Equity accounted investments	5	5,110	—	349	2,575	185	—	8,223
Non-current segment assets	33,084	13,391	11,662	4,530	6,339	852	—	69,857
Non-current assets not allocated to segments								18,504
Total non-current assets								96,584
Equinor third quarter 2026

28	Condensed Interim financial statements and notes	PRESS RELEASE	THIRD QUARTER 2026 REVIEW	CONDENSED INTERIM FINANCIAL STATEMENTS AND NOTES	SUPPLEMENTARY DISCLOSURES

Second quarter 2026
(in USD million)	E&P Norway	E&P International	E&P USA	MMP	Power	Other	Eliminations	Total Group
Revenues third party	89	203	77	33,479	656	20	—	34,523
Revenues and other income inter-segment	11,979	1,384	1,297	9	25	10	(14,705)	—
Net income/(loss) from equity accounted investments	—	94	—	(2)	44	(7)	—	130
Other income	2	521	—	—	—	1	—	524
Total revenues and other income	12,070	2,202	1,374	33,487	725	25	(14,705)	35,177
Purchases [net of inventory variation]	—	78	—	(30,576)	(574)	—	15,138	(15,933)
Operating, selling, general and administrative expenses	(1,139)	(565)	(270)	(1,380)	(131)	3	138	(3,343)
Depreciation and amortisation	(1,648)	(284)	(359)	(243)	(15)	(43)	—	(2,591)
Net impairment (losses)/reversals	—	—	—	(128)	—	—	—	(128)
Exploration expenses	(96)	(67)	(25)	—	—	—	—	(189)
Total operating expenses	(2,882)	(838)	(654)	(32,326)	(720)	(39)	15,276	(22,184)
Net operating income/(loss)	9,187	1,363	720	1,161	5	(15)	572	12,993
Additions to PP&E, intangibles and equity accounted investments	1,901	440	366	262	588	19	—	3,574

Equinor third quarter 2026

29	Condensed Interim financial statements and notes	PRESS RELEASE	THIRD QUARTER 2026 REVIEW	CONDENSED INTERIM FINANCIAL STATEMENTS AND NOTES	SUPPLEMENTARY DISCLOSURES

Third quarter 2025
(in USD million)	E&P Norway	E&P International	E&P USA	MMP¹⁾	Power¹⁾	Other	Eliminations	Total Group
Revenues third party	77	125	57	25,171	563	24	—	26,017
Revenues and other income inter-segment	8,212	1,169	957	24	16	8	(10,386)	—
Net income/(loss) from equity accounted investments	—	—	—	12	(22)	(6)	—	(16)
Other income	(11)	22	—	8	15	14	—	48
Total revenues and other income	8,278	1,315	1,014	25,215	572	40	(10,386)	26,049
Purchases [net of inventory variation]	—	(38)	—	(23,476)	(519)	—	10,115	(13,917)
Operating, selling, general and administrative expenses	(926)	(532)	(569)	(1,291)	(102)	(74)	182	(3,312)
Depreciation and amortisation	(1,602)	(269)	(405)	(215)	(14)	(38)	—	(2,543)
Net impairment (losses)/reversals	—	(650)	(385)	283	(3)	—	—	(754)
Exploration expenses	(132)	(80)	(39)	—	—	—	—	(252)
Total operating expenses	(2,660)	(1,569)	(1,398)	(24,698)	(638)	(112)	10,297	(20,779)
Net operating income/(loss)	5,618	(254)	(384)	517	(66)	(71)	(89)	5,270
Additions to PP&E, intangibles and equity accounted investments	1,557	695	314	307	773	34	—	3,679
1) With effect from the first quarter 2026, the Power business area (PWR) is presented as a reportable segment and previously reported numbers for 2025 have been restated. For further information, see restatement of previously reported segment information tables below.

Equinor third quarter 2026

30	Condensed Interim financial statements and notes	PRESS RELEASE	THIRD QUARTER 2026 REVIEW	CONDENSED INTERIM FINANCIAL STATEMENTS AND NOTES	SUPPLEMENTARY DISCLOSURES

First nine months 2026
(in USD million)	E&P Norway	E&P International	E&P USA	MMP	Power	Other	Eliminations	Total Group
Revenues third party	276	580	211	91,748	2,376	84	—	95,275
Revenues and other income inter-segment	35,703	3,790	3,644	6	99	30	(43,272)	—
Net income/(loss) from equity accounted investments	—	61	—	87	101	(12)	—	236
Other income	95	554	—	—	—	49	—	699
Total revenues and other income	36,074	4,985	3,855	91,841	2,575	151	(43,272)	96,210
Purchases [net of inventory variation]	(2)	5	—	(83,659)	(2,181)	—	42,478	(43,360)
Operating, selling, general and administrative expenses	(3,309)	(1,488)	(940)	(4,412)	(349)	(108)	466	(10,141)
Depreciation and amortisation	(4,914)	(876)	(1,053)	(704)	(42)	(125)	—	(7,715)
Net impairment (losses)/reversals	(295)	(168)	—	(128)	(22)	—	—	(612)
Exploration expenses	(396)	(203)	(53)	—	—	—	—	(652)
Total operating expenses	(8,916)	(2,731)	(2,045)	(88,903)	(2,595)	(233)	42,944	(62,479)
Net operating income/(loss)	27,158	2,254	1,810	2,938	(19)	(82)	(327)	33,731
Additions to PP&E, intangibles and equity accounted investments	5,463	1,907	974	1,400	1,791	136	—	11,671
Equinor third quarter 2026

31	Condensed Interim financial statements and notes	PRESS RELEASE	THIRD QUARTER 2026 REVIEW	CONDENSED INTERIM FINANCIAL STATEMENTS AND NOTES	SUPPLEMENTARY DISCLOSURES

First nine months 2025
(in USD million)	E&P Norway	E&P International	E&P USA	MMP¹⁾	Power¹⁾	Other	Eliminations	Total Group
Revenues third party	210	433	181	77,967	1,669	72	—	80,531
Revenues and other income inter-segment	25,861	3,724	3,070	49	38	24	(32,766)	—
Net income/(loss) from equity accounted investments	—	—	—	20	(7)	(7)	—	6
Other income	496	77	—	9	(20)	16	—	578
Total revenues and other income	26,567	4,234	3,251	78,045	1,680	105	(32,766)	81,115
Purchases [net of inventory variation]	—	(102)	—	(72,941)	(1,515)	(1)	32,460	(42,100)
Operating, selling, general and administrative expenses	(2,894)	(1,603)	(1,186)	(3,762)	(374)	(156)	416	(9,560)
Depreciation and amortisation	(4,067)	(974)	(1,311)	(673)	(37)	(113)	—	(7,174)
Net impairment (losses)/reversals	—	(650)	(385)	283	(1,103)	—	—	(1,854)
Exploration expenses	(338)	(164)	(60)	—	—	—	—	(562)
Total operating expenses	(7,299)	(3,493)	(2,941)	(77,092)	(3,030)	(270)	32,876	(61,250)
Net operating income/(loss)	19,268	741	310	953	(1,349)	(165)	110	19,866
Additions to PP&E, intangibles and equity accounted investments	5,640	2,078	915	768	2,271	79	—	11,752

1) With effect from the first quarter 2026, the Power business area (PWR) is presented as a reportable segment and previously reported numbers for 2025 have been restated. For further information, see restatement of previously reported segment information tables below.

Equinor third quarter 2026

32	Condensed Interim financial statements and notes	PRESS RELEASE	THIRD QUARTER 2026 REVIEW	CONDENSED INTERIM FINANCIAL STATEMENTS AND NOTES	SUPPLEMENTARY DISCLOSURES
Restatement of previously reported segment information

Income statement and balance sheet information by segment (in USD million)	Q1 2025				Q2 2025				First half 2025				Q3 2025				First nine months 2025
	As reported		Restated		As reported		Restated		As reported		Restated		As reported		Restated		As reported		Restated
(in USD million)	MMP	REN	MMP	PWR	MMP	REN	MMP	PWR	MMP	REN	MMP	PWR	MMP	REN	MMP	PWR	MMP	REN	MMP	PWR
Revenues third party	29,066	18	28,372	712	24,795	22	24,423	394	53,861	40	52,796	1,106	25,719	16	25,171	563	79,579	56	77,967	1,669
Revenues and other income inter-segment	13	5	8	10	25	5	17	13	38	10	25	23	28	11	24	16	66	22	49	38
Net income/(loss) from equity accounted investments	(9)	22	6	7	(21)	31	2	8	(30)	53	8	15	(1)	(9)	12	(22)	(31)	44	20	(7)
Other income	1	(44)	1	(44)	—	9	—	9	1	(35)	1	(35)	8	15	8	15	9	(20)	9	(20)
Total revenues and other income	29,072	1	28,388	685	24,798	67	24,441	424	53,870	68	52,830	1,108	25,753	34	25,215	572	79,623	102	78,045	1,680
Purchases [net of inventory variation]	(27,407)	—	(26,749)	(658)	(23,055)	—	(22,716)	(338)	(50,462)	—	(49,466)	(996)	(23,988)	(7)	(23,476)	(519)	(74,450)	(7)	(72,941)	(1,515)
Operating, selling, general and administrative expenses	(1,353)	(107)	(1,322)	(138)	(1,182)	(101)	(1,149)	(134)	(2,535)	(208)	(2,471)	(272)	(1,323)	(70)	(1,291)	(102)	(3,858)	(278)	(3,762)	(374)
Depreciation and amortisation	(227)	(8)	(226)	(9)	(232)	(12)	(231)	(14)	(460)	(21)	(457)	(23)	(217)	(13)	(215)	(14)	(676)	(33)	(673)	(37)
Net impairment (losses)/reversals	—	(145)	—	(145)	—	(955)	—	(955)	—	(1,100)	—	(1,100)	283	(3)	283	(3)	283	(1,103)	283	(1,103)
Exploration expenses	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Total operating expenses	(28,987)	(260)	(28,297)	(950)	(24,469)	(1,069)	(24,096)	(1,441)	(53,456)	(1,329)	(52,394)	(2,392)	(25,244)	(92)	(24,698)	(638)	(78,701)	(1,421)	(77,092)	(3,030)
Net operating income/(loss)	84	(259)	91	(265)	329	(1,002)	345	(1,018)	413	(1,260)	436	(1,283)	509	(59)	517	(66)	922	(1,319)	953	(1,349)
Additions to PP&E, intangibles and equity accounted investments	207	780	207	780	254	718	254	718	461	1499	461	1499	307	773	307	773	768	2271	768	2271

Balance sheet information
Equity accounted investments	732	1,781	294	2,219	721	1,958	289	2,390	721	1,958	289	2,390	714	1,933	303	2,345	714	1,933	303	2,344
Non-current segment assets	3,364	3,627	3,364	3,627	3,530	3,639	3,530	3,639	3,530	3,639	3,530	3,639	3,825	4,487	3,825	4,487	3,825	4,487	3,825	4,487
Equinor third quarter 2026

33	Condensed Interim financial statements and notes	PRESS RELEASE	THIRD QUARTER 2026 REVIEW	CONDENSED INTERIM FINANCIAL STATEMENTS AND NOTES	SUPPLEMENTARY DISCLOSURES

Income statement and balance sheet information by segment (in USD million)	Q4 2025				Full year 2025				Full year 2024
	As reported		Restated		As reported		Restated		As reported		Restated
(in USD million)	MMP	REN	MMP	PWR	MMP	REN	MMP	PWR	MMP	REN	MMP	PWR
Revenues third party	24,961	17	24,041	936	104,540	73	102,008	2,605	101,208	72	98,851	2,429
Revenues and other income inter-segment	222	9	(80)	311	288	31	(31)	349	507	20	284	244
Net income/(loss) from equity accounted investments	(30)	55	(18)	43	(61)	99	2	36	(59)	100	(15)	56
Other income	(7)	9	(7)	9	2	(10)	2	(10)	136	124	136	124
Total revenues and other income	25,146	90	23,937	1,299	104,769	192	101,981	2,980	101,792	317	99,255	2,853
Purchases [net of inventory variation]	(22,793)	(1)	(21,638)	(1,156)	(97,243)	(8)	(94,579)	(2,671)	(92,789)	—	(90,515)	(2,274)
Operating, selling, general and administrative expenses	(1,332)	(118)	(1,280)	(170)	(5,190)	(396)	(5,042)	(544)	(4,919)	(687)	(4,815)	(791)
Depreciation and amortisation	(243)	(14)	(241)	(16)	(919)	(47)	(913)	(53)	(949)	(34)	(945)	(38)
Net impairment (losses)/reversals	—	(252)	—	(252)	283	(1,355)	283	(1,355)	191	(271)	191	(271)
Exploration expenses	—	—	—	—	—	—	—	—	—	—	—	—
Total operating expenses	(24,368)	(385)	(23,159)	(1,594)	(103,069)	(1,806)	(100,251)	(4,624)	(98,466)	(993)	(96,084)	(3,375)
Net operating income/(loss)	778	(295)	778	(295)	1,700	(1,614)	1,730	(1,644)	3,326	(676)	3,172	(522)
Additions to PP&E, intangibles and equity accounted investments	374	565	374	565	1142	2837	1142	2837	953	2153	940	2166

Balance sheet information
Equity accounted investments	693	2,039	302	2,430	693	2,039	302	2,430	768	1,530	322	1,975
Non-current segment assets	3,899	4,772	3,899	4,772	3,899	4,772	3,899	4,772	3,259	3,138	3,259	3,138
Equinor third quarter 2026

34	Condensed Interim financial statements and notes	PRESS RELEASE	THIRD QUARTER 2026 REVIEW	CONDENSED INTERIM FINANCIAL STATEMENTS AND NOTES	SUPPLEMENTARY DISCLOSURES

Non-current assets by country
	At 30 September	At 31 December
(in USD million)	2026	2025
Norway¹⁾	37,668	35,932
USA	17,294	16,472
Brazil	11,273	10,234
UK	6,853	7,349
Angola	1,344	1,248
Poland	1,173	1,088
Canada	961	1,015
Denmark	739	768
Germany	278	301
Sweden	199	214
Other	298	1,074
Total non-current assets2)	78,080	75,695

1) Increase is mainly due to weakening of USD versus NOK. 2) Excluding deferred tax assets, pension assets and non-current financial assets. Non-current assets are attributed to country of operations.
Note 3. Acquisitions and disposals
Acquisitions
Agreement to acquire an interest in Lackawanna Energy Center
On 6 August 2026, Equinor entered into an agreement to acquire 87.71% of the Class A shares of Lackawanna
Energy Center, a gas-fired power plant in Pennsylvania, US. The remaining Class A shares and all Class B shares are owned by Invenergy AMPCI Thermal Power LLC. Based on the governing arrangements, the investment will be classified as a joint venture and accounted for using the equity method within the Power segment. The Class A shares initially provide preferential access to distributable cash flows under a waterfall structure, with the allocation between the share classes changing upon reaching specified return thresholds. The total consideration is USD 940 million in cash, subject to customary purchase price adjustments. Closing is expected in the fourth quarter of 2026 or the first quarter of 2027, subject to relevant regulatory approvals.
Disposals
Divestment of onshore assets in Argentina
On 7 May 2026, Equinor closed a transaction with Vista Energy to divest its full onshore position in Argentina’s
Vaca Muerta basin. The transaction included Equinor’s 30% non-operated interest in Bandurria Sur and its 50%
non-operated interest in Bajo del Toro. At closing, the fair value of the consideration amounted to USD 1,425 million, comprising USD 722 million in cash including interim period adjustments, USD 408 million in NYSE-listed
Vista Energy shares and contingent consideration linked to production volumes and oil prices over a five-year period. A gain before tax of USD 467 million has been recognised in the second quarter within the E&P
International segment and reported as Other Income in the Consolidated Statement of Income.
Held for sale
Sale of remaining interests in the Peregrino field in Brazil
Equinor has agreed to sell its remaining 20% interest in the Peregrino field. The sale is expected to be completed in the fourth quarter of 2026 or in the first quarter of 2027, subject to regulatory and legal approvals. As of 30
September 2026, assets held for sale amounted to USD 916 million, and liabilities directly associated with the assets held for sale amounted to USD 164 million. Peregrino is part of the E&P International segment.
Equinor third quarter 2026

35	Condensed Interim financial statements and notes	PRESS RELEASE	THIRD QUARTER 2026 REVIEW	CONDENSED INTERIM FINANCIAL STATEMENTS AND NOTES	SUPPLEMENTARY DISCLOSURES
Note 4. Revenues
Revenues from contracts with customers by geographical areas
When attributing the line item Revenues from contracts with customers for the third quarter of 2026 to the country of the legal entity executing the sale, Norway and the USA accounted for 79% and 18%, respectively (81% and
17%, respectively, for the second quarter of 2026, and 78% and 19%, respectively, for the third quarter of 2025).
For the first nine months of 2026, Norway and the USA accounted for 81% and 17% of such revenues, respectively
(77% and 20%, respectively, for the first nine months of 2025). Revenues from contracts with customers mainly reflect such revenues from the reporting segment MMP.

Revenues from contracts with customers and other revenues
	Quarters			First nine months
(in USD million)	Q3 2026	Q2 2026	Q3 2025	2026	2025
Crude oil	15,856	19,118	15,114	49,826	45,060
Natural gas	9,642	7,303	5,722	24,183	19,231
- European gas	7,949	6,026	4,848	19,536	16,088
- North American gas	488	444	445	2,006	1,474
- Other incl. Liquefied natural gas	1,206	833	429	2,641	1,669
Refined products	4,711	3,902	2,617	11,983	7,573
Natural gas liquids	1,790	2,414	1,593	6,049	5,442
Power	757	588	448	2,068	1,479
Transportation	322	360	328	986	953
Other sales	278	125	174	581	387
Revenues from contracts with customers	33,357	33,810	25,998	95,676	80,125
Total other revenues1)	(421)	713	19	(401)	406
Revenues	32,936	34,523	26,017	95,275	80,531
1)This item mainly relates to commodity derivatives, lease revenues and income recognised from paying taxes in kind with commodities.
Note 5. Financial items

	Quarters			First nine months
(in USD million)	Q3 2026	Q2 2026	Q3 2025	2026	2025
Interest income and other financial income	320	229	265	919	904
Interest expenses and other financial expenses	(370)	(435)	(366)	(1,239)	(1,042)
Net foreign currency exchange gains/(losses)	(302)	231	72	117	(129)
Gains/(losses) on financial investments	(148)	(132)	(552)	653	(465)
Gains/(losses) other derivative financial instruments	(106)	145	(22)	(59)	185
Net financial items	(606)	37	(604)	391	(548)
The gain on financial investments in the first nine months of 2026 includes net positive fair value adjustments of the
Ørsted investment, compared to net negative fair value adjustments in the first nine months of 2025.
On 22 December 2025, the Bureau of Ocean Energy Management in the U.S. ordered the suspension of Empire
Wind’s ongoing activities on the Outer Continental Shelf citing national security concerns (the Order). Empire
Offshore Wind LLC (EW) filed a lawsuit challenging the validity of the Order. On September 30, 2026, the Court dismissed the case solely on procedural mootness grounds, as the effective period of the Order had expired. The decision provides judicial confirmation that the suspension order has run its course and has no continuing operative effect. The dismissal of the case removes the risk that, as a result of the Order, the project’s USD 2.7 billion loan becomes repayable within twelve months from the reporting date 30 September 2026. The dismissal has no other material impact on the financial statements.
Equinor has a US Commercial paper programme available with a limit of USD 5 billion. As of 30 September 2026,
USD 0.2 billion were utilised compared to USD 0.2 billion utilised as of 31 December 2025.
Equinor third quarter 2026

36	Condensed Interim financial statements and notes	PRESS RELEASE	THIRD QUARTER 2026 REVIEW	CONDENSED INTERIM FINANCIAL STATEMENTS AND NOTES	SUPPLEMENTARY DISCLOSURES
Note 6. Income taxes

	Quarters			First nine months
(in USD million)	Q3 2026	Q2 2026	Q3 2025	2026	2025
Income/(loss) before tax	11,349	13,029	4,666	34,122	19,318
Income tax	(8,804)	(8,194)	(4,870)	(23,637)	(15,574)
Effective tax rate	77.6%	62.9%	104.4%	69.3%	80.6%
The effective tax rate was 77.6% for the third quarter of 2026, impacted by high commodity prices and high share of income from the NCS with statutory tax rate of 78%, and currency effects in entities that are taxable in other currencies than the functional currency.
For the first nine months of 2026, the effective tax rate was 69.3% , influenced by high share of income from entities with low tax rates and divestment of onshore assets in Argentina, partially offset by increase in provisions for uncertain tax positions.
In 2025, the effective tax rate for the third quarter and first nine months was respectively 104.4% and 80.6%, mainly influenced by high share of income from the NCS and the derecognition of deferred tax assets and impairment related to held-for-sale assets.
Note 7. Capital distribution
Dividend for the third quarter 2026
On 27 October 2026, the board of directors resolved to declare a cash dividend for the third quarter of 2026 of USD
0.39 per share. The Equinor shares will trade ex-dividend 15 February 2027 on the Oslo Børs and 16 February for
ADR holders on the New York Stock Exchange. Payment date will be 26 February 2027.
Share buy-back programme 2026
Based on the authorisation from the annual general meeting on 12 May 2026, the board of directors will, on a quarterly basis, decide on share buy-back tranches. The 2026 share buy-back programme is up to USD 3.0 billion, following the increase of USD 1.5 billion announced in June 2026, including shares to be redeemed from the
Norwegian state.
During the first six months, Equinor launched the first two tranches of USD 750 million in total, of which USD 207 million was acquired in the market in the first six months and USD 41 million was acquired in third quarter. In July
2026, Equinor launched the third tranche of USD 1,125 million, including shares to be redeemed from the
Norwegian state, and entered into an irrevocable agreement with a third party to purchase shares for USD 371 million in the market. Of this third tranche, shares for USD 269 million have been purchased in the market and settled as of 30 September 2026, whereas USD 371 million has been recognised as reduction in equity. The market execution of the third tranche was completed in October 2026.
On 27 October 2026, the board of directors decided to initiate a fourth and final share buy-back tranche of up to
USD 1,125 million for 2026, including shares to be redeemed from the Norwegian state. This fourth tranche will start 29 October 2026 and end no later than 1 February 2027.
In order to maintain the Norwegian state’s ownership share in Equinor, a proportionate share of the second, third and fourth tranches of the 2025 programme as well as the first tranche of the 2026 programme was redeemed and cancelled through a capital reduction by the annual general meeting on 12 May 2026. The Norwegian state’s share of USD 3,052 million (NOK 28 billion) following the capital reduction was settled in July 2026. A proportionate share of the second, third and fourth tranches of the 2026 programme will be redeemed and cancelled at the annual general meeting in May 2027.

	First nine months
Equity impact of share buy-back programmes (in USD million)	2026	2025
First tranche	124	397
Second tranche	124	418
Third tranche	371	418
Norwegian state share1)	3,052	4,141
Total	3,670	5,373
1) Relates to second to fourth tranche of previous year programme and first tranche of current year programme
Equinor third quarter 2026

37	Condensed Interim financial statements and notes	PRESS RELEASE	THIRD QUARTER 2026 REVIEW	CONDENSED INTERIM FINANCIAL STATEMENTS AND NOTES	SUPPLEMENTARY DISCLOSURES
Note 8. Contingent liabilities
Suit for an annulment of Petrobras’ sale of the interest in BM-S-8 to Equinor
In March 2017, an individual connected to the Union of Oil Workers of Sergipe (Sindipetro) filed a class action suit against Petrobras, Equinor, and ANP - the Brazilian Regulatory Agency - to seek annulment of Petrobras’ sale of the interest and operatorship in BM-S-8 to Equinor, which was closed in November 2016 after approval by the partners and authorities. During the last years, court decisions that confirm Equinor’s position have been issued at the first and second court instance levels. The plaintiff still had the possibility of a narrower scope appeal. On 20
July 2026, Equinor received a confirmation that the plaintiff had not appealed within the deadline and the case is now closed with no material financial impact for Equinor.
Equinor third quarter 2026

38	PRESS RELEASE	THIRD QUARTER 2026 REVIEW	CONDENSED INTERIM FINANCIAL STATEMENTS AND NOTES	SUPPLEMENTARY DISCLOSURES
Supplementary disclosures
Equinor third quarter 2026

39	Supplementary disclosures	PRESS RELEASE	THIRD QUARTER 2026 REVIEW	CONDENSED INTERIM FINANCIAL STATEMENTS AND NOTES	SUPPLEMENTARY DISCLOSURES
Supplementary disclosures
Exchange rates

	Quarters			Change	First nine months			Full year	Change
Exchange rates	Q3 2026	Q2 2026	Q3 2025	Q3 on Q3	2026	2025	Change	2025	Q3 on FY
USD/NOK
Average daily rate	9.5090	9.4240	10.0995	(6%)	9.5553	10.4896	(9%)	10.3912	(8%)
Period-end rate	9.6006	9.9267	9.9877	(4%)	9.6006	9.9877	(4%)	10.0791	(5%)
EUR/USD
Average daily rate	1.1504	1.1627	1.1680	(2%)	1.1610	1.1162	4%	1.1277	2%
Period-end rate	1.1355	1.1394	1.1741	(3%)	1.1355	1.1741	(3%)	1.1750	(3%)
Use and reconciliation of Non-GAAP financial
measures
Non-GAAP financial measures are defined as
numerical measures that either exclude or include
amounts that are not excluded or included in the
comparable measures calculated and presented in
accordance with GAAP (i.e., IFRS Accounting
Standards in the case of Equinor). The following
financial measures included in this report may be
considered non-GAAP financial measures:
Adjusted operating income is based on net
operating income/ (loss) and adjusts for certain items
affecting the income for the period to separate out
effects that management considers may not be well
correlated to Equinor’s underlying operational
performance in the individual reporting period.
Management believes adjusted operating income
provides an indication of Equinor’s underlying
operational performance and facilitates comparison
of operational trends between periods.
Adjusted operating income after tax equals
adjusted operating income less tax on adjusted
operating income. Tax on adjusted operating income
is computed by adjusting the income tax for tax
effects of adjustments made to net operating
income. The tax rate applied is the tax rate
applicable to each adjusting item and tax regime,
adjusted for certain foreign currency effects as well
as effects of specific changes to deferred tax assets.
Management believes adjusted operating income
after tax provides an indication of Equinor’s
underlying operational performance after tax and
facilitates comparisons of operational trends after tax
between periods as it reflects the tax charge
associated with operational performance excluding
the impact of financing. Tax on adjusted operating
income should not be considered indicative of the
amount of current or total tax expense (or taxes
payable) for the period.
Adjusted net income is based on net income/(loss)
and provides additional transparency to Equinor’s
underlying financial performance by also including
net financial items and the associated tax effects.
This measure includes adjustments made to arrive at
adjusted operating income after tax, in addition to
specific adjustments related to net financial items
and related tax effects, as well as certain
adjustments to income tax as described below.
Management believes this measure provides an
indication of Equinor’s underlying financial
performance including the impact from financing and
facilitates comparison of trends between periods.
Adjusted Earnings Per Share (Adjusted EPS) is
computed by dividing Adjusted net income by the
weighted average number of shares outstanding
during the period. Earnings per share is a metric that
is frequently used by investors, analysts and other
parties to assess a company's profitability per share.
Management believes this measure provides an
indication of Equinor’s underlying financial
performance including the impact from financing and
facilitates comparison of trends between periods.
The non-GAAP financial measures presented above
are supplementary measures and should not be
viewed in isolation or as substitutes for net operating
income/(loss), net income/(loss) and earnings per
share, which are the most directly comparable IFRS
Accounting Standards measures. The reconciliation
tables later in this report reconcile the above non-
GAAP measures to the most directly comparable
IFRS Accounting Standards measure or measures.
There are material limitations associated with the
above measures compared with the IFRS
Accounting Standards measures, as these non-
GAAP measures do not include all the items of
revenues/ gains or expenses/losses of Equinor that
are required to evaluate its profitability on an overall
basis. The non-GAAP measures are only intended to
be indicative of the underlying developments in
trends of our on-going operations.
Adjusted operating income adjusts for the
following items:
•Changes in fair value of derivatives:
In the ordinary course of business, Equinor
enters into commodity derivative contracts to
manage the price risk exposure relating to future
sale and purchase contracts. These commodity
derivatives are measured at fair value at each
reporting date, with the movements in fair value
recognised in the income statement. By contrast,
the related sale and purchase contracts are not
recognised until the transaction occurs resulting
in timing differences. Therefore, the unrealised
movements in the fair value of these commodity
derivative contracts are excluded from adjusted
operating income and deferred until the time of
the physical delivery to minimise the effect of
these timing differences. Further, embedded
derivatives within certain gas contracts and
contingent consideration related to historical
divestments are carried at fair value. Any
accounting impacts resulting from such changes
in fair value are also excluded from adjusted
operating income, as these fluctuations are not
indicative of the underlying performance of the
business.
•Periodisation of inventory hedging effect:
Equinor enters into derivative contracts to
manage price risk exposure relating to its
commercial storage. These derivative contracts
are carried at fair value while the inventories are
Equinor third quarter 2026

40	Supplementary disclosures	PRESS RELEASE	THIRD QUARTER 2026 REVIEW	CONDENSED INTERIM FINANCIAL STATEMENTS AND NOTES	SUPPLEMENTARY DISCLOSURES
accounted for at the lower of cost or market
price. An adjustment is made to align the
valuation principles of inventories with related
derivative contracts. The adjusted valuation of
inventories is based on the forward price at the
expected realisation date. This is so that the
valuation principles between commercial
storages and derivative contracts are better
aligned.
•The operational storage is not hedged and is
not part of the trading portfolio. Cost of goods
sold is measured based on the FIFO (first-in,
first-out) method, and includes realised gains or
losses that arise due to changes in market
prices. These gains or losses will fluctuate from
one period to another and are not considered
part of the underlying operations for the period.
•Impairment and reversal of impairment are
excluded from adjusted operating income since
they affect the economics of an asset for the
lifetime of that asset, not only the period in which
it is impaired, or the impairment is reversed.
Impairment and reversal of impairment can
impact both the exploration expenses and the
depreciation, amortisation and net impairment
line items.
•Gain or loss from sales of assets is eliminated
from the measure since the gain or loss does not
give an indication of future performance or
periodic performance; such a gain or loss is
related to the cumulative value creation from the
time the asset is acquired until it is sold.
•Eliminations (Internal unrealised profit on
inventories): Volumes derived from equity oil
inventory vary depending on several factors and
inventory strategies, i.e., level of crude oil in
inventory, equity oil used in the refining process
and level of in-transit cargoes. Internal profit
related to volumes sold between entities within
the group, and still in inventory at period end, is
eliminated according to IFRS Accounting
Standards (write down to production cost). The
proportion of realised versus unrealised gain
fluctuates from one period to another due to
inventory strategies and consequently impact net
operating income/ (loss). Write-down to
production cost is not assessed to be a part of
the underlying operational performance, and
elimination of internal profit related to equity
volumes is excluded in adjusted operating
income.
•Other items of income and expense are
adjusted when the impacts on income in the
period are not reflective of Equinor’s underlying
operational performance in the reporting period.
Such items may be unusual or infrequent
transactions, but they may also include
transactions that are significant which would not
necessarily qualify as either unusual or
infrequent. However, other items adjusted do not
constitute normal, recurring income and
operating expenses for the company. Other items
are carefully assessed and can include
transactions such as provisions related to
reorganisation, early retirement, etc.
•Change in accounting policy is adjusted when
the impacts on income in the period are unusual
or infrequent, and not reflective of Equinor’s
underlying operational performance in the
reporting period.
Adjusted net income incorporates the
adjustments above, as well as the following items
impacting net financial items:
•Changes in fair value of financial derivatives
used to hedge interest bearing instruments.
Equinor enters into financial derivative contracts
to manage interest rate risk on long term interest-
bearing liabilities including bonds and financial
loans. The financial derivative contracts (hedging
instruments) are measured at fair value at each
reporting date, with movements in fair value
recognised in the income statement. The long
term interest-bearing liabilities are measured at
amortised cost and not remeasured at fair value
at each reporting date. This creates
measurement differences and therefore the
movements in the fair value of these financial
derivative contracts and associated tax effects
are excluded from the calculation of adjusted net
income and deferred until the time the underlying
instrument is matured, exercised, or settled.
Management believes that this appropriately
reflects the economic effect of these risk
management activities in each period and
provides an indication of Equinor’s underlying
financial performance.
•Foreign currency gains/losses on positions
used to manage currency risk exposure
related to future payments in NOK and
foreign currency gains/losses on
intercompany bank balances. Foreign currency
gains/losses on positions used to manage
currency risk exposure (cash equivalents/
financial investments and related currency
derivatives where applicable), as well as
currency gains/losses on intercompany bank
balances are eliminated from adjusted net
income. The currency effects on intercompany
bank balances are mainly due to a large part of
Equinor’s operations having a functional currency
different from USD, and these effects are offset
within equity as other comprehensive income
arising on translation from functional currency to
presentation currency USD. These currency
effects increase volatility in financial
performance, which does not reflect Equinor’s
underlying financial performance. Management
believes that these adjustments remove periodic
fluctuations in Equinor’s adjusted net income.
Adjustments made to arrive at adjusted operating
income and adjusted net income listed above are
similarly applied to net income/(loss) from equity
accounted investments when relevant.
Adjustments to income tax and tax rate:
•Derecognition of deferred tax assets or
recognition of previously unrecognised
deferred tax assets. These changes are related
to taxable income in future reporting periods and
are not reflective of performance in the current
reporting period.
•Income tax effects arising only when
calculating income tax in the functional
currency USD. Certain group companies have
USD as functional currency, which is different
from the currency in which the taxable income is
measured (tax currency). Income tax effects
arising only when calculating income tax in the
functional currency USD, that are not part of the
tax calculation in the tax currency, are adjusted
for. Management believes this better aligns the
effective tax rate in functional currency with the
statutory tax rate in the period.
Net debt to capital employed ratio – In Equinor’s
view, net debt ratios provide a more informative
picture of Equinor’s financial strength than gross
interest-bearing financial debt. Three different net
debt to capital ratios are presented below: 1) net
debt to capital employed, 2) net debt to capital
employed adjusted, including lease liabilities, and 3)
net debt to capital employed adjusted.
These calculations are based on 1) Equinor’s gross
interest-bearing financial liabilities as recorded in the
Consolidated balance sheet 2) Net interest-bearing
debt before adjustments, which excludes cash, cash
equivalents and current financial investments from
gross interest-bearing debt, and 3) net interest
bearing debt adjusted, including lease liabilities
which adjusts the above measure for other interest-
bearing elements.
Equinor third quarter 2026

41	Supplementary disclosures	PRESS RELEASE	THIRD QUARTER 2026 REVIEW	CONDENSED INTERIM FINANCIAL STATEMENTS AND NOTES	SUPPLEMENTARY DISCLOSURES
The following adjustments are made in calculating the net
debt to capital employed adjusted, including lease
liabilities ratio and the net debt to capital employed
adjusted ratio: financial investments held in Equinor
Insurance AS (classified as Current financial investments
in the Consolidated balance sheet) are treated as non-
cash and excluded from the calculation of these non-
GAAP measures, as these investments are not readily
available for the group to meet short term commitments.
These adjustments result in a higher net debt figure and in
Equinor’s view provides a more prudent measure of the
net debt to capital employed ratio than would be the case
without such exclusions. Additionally, lease liabilities are further excluded in calculating the net debt to capital
employed adjusted ratio. The table Calculation of capital
employed and net debt to capital employed ratio later in
this report details the calculations for these non-GAAP
measures and reconciles them with the most directly
comparable IFRS Accounting Standards financial measure
or measures.
Organic capital expenditures (organic investments/
capex) – Capital expenditures is defined as Additions to
PP&E, intangibles and equity accounted investments,
which excludes assets held for sale, as presented in note
2 Segments to the Condensed interim financial
statements. Organic capital expenditures are capital
expenditures excluding expenditures related to
acquisitions, leased assets and other investments with
significantly different cash flow patterns. Equinor believes this measure gives stakeholders relevant information to
understand the company’s investments in maintaining and
developing its assets. Forward-looking organic capital
expenditures included in this report are not reconcilable to its most directly comparable IFRS Accounting Standards
measure without unreasonable efforts, because the
amounts excluded from such IFRS Accounting Standards
measure to determine organic capital expenditures cannot
be predicted with reasonable certainty.
Cash flows from operations after taxes paid (CFFO
after taxes paid) represents, and is used by management,
to evaluate cash generated from operating activities after
taxes paid, which is available for investing activities, debt servicing and distribution to shareholders. Cash flows from
operations after taxes paid is not a measure of our liquidity under IFRS Accounting Standards and should not be
considered in isolation or as a substitute for an analysis of our results as reported in this report. Our definition of Cash flows from operations after taxes paid is limited and does
not represent residual cash flows available for
discretionary expenditures. The table Calculation of CFFO
after taxes paid and net cash flow later in this report
provides a reconciliation of Cash flows from operations
after taxes paid to its most directly comparable IFRS
Accounting Standards measure, Cash flows provided by
operating activities before taxes paid and working capital
items, as of the specified dates.
Net cash flow before capital distribution - Net cash flow
before capital distribution represents, and is used by
management to evaluate, cash generated from operational
and investing activities available for debt servicing and
distribution to shareholders. Net cash flow before capital
distribution is not a measure of our liquidity under IFRS
Accounting Standards and should not be considered in
isolation or as a substitute for an analysis of our results as reported in this report. Our definition of Net cash flow
before capital distribution is limited and does not represent residual cash flows available for discretionary
expenditures. The table Calculation of CFFO after taxes
paid and net cash flow later in this report provides a
reconciliation of Net cash flow before capital distribution to its most directly comparable IFRS Accounting Standards
measure, Cash flows provided by operating activities
before taxes paid and working capital items, as of the
specified dates.
Net cash flow - Net cash flow represents, and is used by
management to evaluate, cash generated from operational
and investing activities available for debt servicing. Net
cash flow is not a measure of our liquidity under IFRS
Accounting Standards and should not be considered in
isolation or as a substitute for an analysis of our results as reported in this report. Our definition of Net cash flow is
limited and does not represent residual cash flows
available for discretionary expenditures. The
table Calculation of CFFO after taxes paid and
net cash flow later in this report provides a
reconciliation of Net cash flow to its most
directly comparable IFRS Accounting
Standards measure, Cash flows provided by
operating activities before taxes paid and
working capital items, as of the specified
dates.
For more information on our definitions and
use of non-GAAP financial measures, see
section 5.5 Use and reconciliation of non-
GAAP financial measures in Equinor's 2025
Annual Report.
Equinor third quarter 2026

42	Supplementary disclosures	PRESS RELEASE	THIRD QUARTER 2026 REVIEW	CONDENSED INTERIM FINANCIAL STATEMENTS AND NOTES	SUPPLEMENTARY DISCLOSURES
Reconciliation of adjusted operating income
The table specifies the adjustments made to each of the profit and loss line item included in the net operating income/(loss) subtotal.

Items impacting net operating income/(loss) in the third quarter of 2026 (in USD million)	Equinor Group	E&P Norway	E&P International	E&P USA	MMP	Power	Other

Net operating income/(loss)	11,955	10,275	275	345	1,248	(17)	(171)

Total revenues and other income	33,190	13,530	1,280	1,097	31,671	991	(15,379)
Adjusting items	(231)	—	(32)	—	(185)	(13)	—
Changes in fair value of derivatives	(37)	—	—	—	(25)	(13)	—
Gain/loss on sale of assets	(1)	—	—	—	—	(1)	—
Other adjustments	(80)	—	(32)	—	(48)	—	—
Periodisation of inventory hedging effect	(113)	—	—	—	(113)	—	—
Adjusted total revenues and other income	32,960	13,530	1,248	1,097	31,486	978	(15,379)

Purchases [net of inventory variation]	(14,463)	(1)	(13)	—	(28,699)	(887)	15,137
Adjusting items	(11)	—	—	—	(186)	—	176
Eliminations	176	—	—	—	—	—	176
Operational storage effects	(186)	—	—	—	(186)	—	—
Adjusted purchases [net of inventory variation]	(14,473)	(1)	(13)	—	(28,885)	(887)	15,313

Operating and administrative expenses	(3,374)	(1,078)	(417)	(388)	(1,517)	(86)	112
Adjusting items	140	—	120	—	17	3	—
Gain/loss on sale of assets	120	—	120	—	—	—	—
Other adjustments	3	—	—	—	—	3	—
Provisions	17	—	—	—	17	—	—
Adjusted operating and administrative expenses	(3,234)	(1,078)	(297)	(388)	(1,500)	(83)	112

Items impacting net operating income/(loss) in the third quarter of 2026 (in USD million)	Equinor Group	E&P Norway	E&P International	E&P USA	MMP	Power	Other

Depreciation, amortisation and net impairments	(3,088)	(1,986)	(476)	(342)	(207)	(36)	(41)
Adjusting items	485	295	168	—	—	22	—
Impairment	650	460	168	—	—	22	—
Reversal of impairment	(165)	(165)	—	—	—	—	—
Adjusted depreciation, amortisation and net impairments	(2,603)	(1,692)	(308)	(342)	(207)	(14)	(41)

Exploration expenses	(311)	(190)	(99)	(22)	—	—	—
Adjusting items	14	—	14	—	—	—	—
Impairment	14	—	14	—	—	—	—
Adjusted exploration expenses	(297)	(190)	(85)	(22)	—	—	—

Sum of adjusting items	398	295	270	—	(355)	12	176
Adjusted operating income/(loss)	12,353	10,570	545	345	893	(5)	5
Tax on adjusted operating income	(8,824)	(8,241)	(190)	(77)	(319)	11	(8)
Adjusted operating income/(loss) after tax	3,528	2,329	355	268	574	6	(3)
Equinor third quarter 2026

43	Supplementary disclosures	PRESS RELEASE	THIRD QUARTER 2026 REVIEW	CONDENSED INTERIM FINANCIAL STATEMENTS AND NOTES	SUPPLEMENTARY DISCLOSURES

Items impacting net operating income/(loss) in the third quarter 2025 (in USD million)	Equinor Group	E&P Norway	E&P International	E&P USA	MMP¹⁾	Power¹⁾	Other

Net operating income/(loss)	5,270	5,618	(254)	(384)	517	(66)	(160)

Total revenues and other income	26,049	8,278	1,315	1,014	25,215	572	(10,345)
Adjusting items	14	—	—	—	18	(5)	—
Changes in fair value of derivatives	51	—	—	—	51	—	—
Gain/loss on sale of assets	(5)	—	—	—	—	(5)	—
Other adjustments	(19)	—	—	—	(19)	—	—
Periodisation of inventory hedging effect	(13)	—	—	—	(13)	—	—
Adjusted total revenues and other income	26,063	8,278	1,315	1,014	25,233	567	(10,345)

Purchases [net of inventory variation]	(13,917)	—	(38)	—	(23,476)	(519)	10,115
Adjusting items	92	—	—	—	3	—	89
Eliminations	89	—	—	—	—	—	89
Operational storage effects	3	—	—	—	3	—	—
Adjusted purchases [net of inventory variation]	(13,826)	—	(38)	—	(23,473)	(519)	10,204

Operating and administrative expenses	(3,312)	(926)	(532)	(569)	(1,291)	(102)	108
Adjusting items	49	—	—	—	53	(3)	—
Other adjustments	(4)	—	—	—	—	(4)	—
Provisions	53	—	—	—	53	—	—
Adjusted operating and administrative expenses	(3,263)	(926)	(532)	(569)	(1,238)	(105)	108

Items impacting net operating income/(loss) in the third quarter 2025 (in USD million)	Equinor Group	E&P Norway	E&P International	E&P USA	MMP¹⁾	Power¹⁾	Other

Depreciation, amortisation and net impairments	(3,297)	(1,602)	(919)	(790)	68	(17)	(38)
Adjusting items	754	—	650	385	(283)	3	—
Impairment	1,050	—	650	385	15	—	—
Other adjustments	3	—	—	—	—	3	—
Reversal of impairment	(299)	—	—	—	(299)	—	—
Adjusted depreciation, amortisation and net impairments	(2,543)	(1,602)	(269)	(405)	(215)	(14)	(38)

Exploration expenses	(252)	(132)	(80)	(39)	—	—	—
Adjusting items	36	—	—	36	—	—	—
Impairment	36	—	—	36	—	—	—
Adjusted exploration expenses	(216)	(132)	(80)	(3)	—	—	—

Sum of adjusting items	944	—	650	421	(210)	(6)	89
Adjusted operating income/(loss)	6,215	5,618	396	37	307	(72)	(71)
Tax on adjusted operating income	(4,710)	(4,357)	(173)	(11)	(112)	(55)	(2)
Adjusted operating income/(loss) after tax	1,505	1,261	223	25	195	(126)	(73)
1) With effect from the first quarter 2026, the Power business area (PWR) is presented as a reportable segment in Equinor’s financial statements and previously reported numbers for 2025 have been restated. For further information and restatement tables, see Note 2 Segments and the tables below.
Equinor third quarter 2026

44	Supplementary disclosures	PRESS RELEASE	THIRD QUARTER 2026 REVIEW	CONDENSED INTERIM FINANCIAL STATEMENTS AND NOTES	SUPPLEMENTARY DISCLOSURES

Items impacting net operating income/(loss) in the second quarter of 2026 (in USD million)	Equinor Group	E&P Norway	E&P International	E&P USA	MMP	Power	Other

Net operating income/(loss)	12,993	9,187	1,363	720	1,161	5	557

Total revenues and other income	35,177	12,070	2,202	1,374	33,487	725	(14,680)
Adjusting items	(1,154)	—	(521)	—	(598)	(35)	—
Changes in fair value of derivatives	(4)	—	—	—	31	(35)	—
Gain/loss on sale of assets	(467)	—	(467)	—	—	—	—
Other adjustments	(54)	—	(54)	—	—	—	—
Periodisation of inventory hedging effect	(629)	—	—	—	(629)	—	—
Adjusted total revenues and other income	34,023	12,070	1,681	1,374	32,888	691	(14,680)

Purchases [net of inventory variation]	(15,933)	—	78	—	(30,576)	(574)	15,138
Adjusting items	(387)	—	—	—	185	—	(572)
Eliminations	(572)	—	—	—	—	—	(572)
Operational storage effects	185	—	—	—	185	—	—
Adjusted purchases [net of inventory variation]	(16,320)	—	78	—	(30,391)	(574)	14,567

Operating and administrative expenses	(3,343)	(1,139)	(565)	(270)	(1,380)	(131)	141
Adjusting items	(98)	—	—	—	(98)	—	—
Other adjustments	8	—	—	—	8	—	—
Provisions	(106)	—	—	—	(106)	—	—
Adjusted operating and administrative expenses	(3,441)	(1,139)	(565)	(270)	(1,477)	(131)	141

Items impacting net operating income/(loss) in the second quarter of 2026 (in USD million)	Equinor Group	E&P Norway	E&P International	E&P USA	MMP	Power	Other

Depreciation, amortisation and net impairments	(2,719)	(1,648)	(284)	(359)	(371)	(15)	(43)
Adjusting items	128	—	—	—	128	—	—
Impairment	128	—	—	—	128	—	—
Adjusted depreciation, amortisation and net impairments	(2,591)	(1,648)	(284)	(359)	(243)	(15)	(43)

Exploration expenses	(189)	(96)	(67)	(25)	—	—	—
Adjusting items	—	—	—	—	—	—	—
Adjusted exploration expenses	(189)	(96)	(67)	(25)	—	—	—

Sum of adjusting items	(1,511)	—	(521)	—	(384)	(35)	(572)
Adjusted operating income/(loss)	11,482	9,187	843	720	777	(30)	(15)
Tax on adjusted operating income	(8,047)	(7,100)	(354)	(163)	(433)	3	—
Adjusted operating income/(loss) after tax	3,435	2,087	489	557	344	(27)	(15)
Equinor third quarter 2026

45	Supplementary disclosures	PRESS RELEASE	THIRD QUARTER 2026 REVIEW	CONDENSED INTERIM FINANCIAL STATEMENTS AND NOTES	SUPPLEMENTARY DISCLOSURES

Items impacting net operating income/(loss) in the first nine months of 2026 (in USD million)	Equinor Group	E&P Norway	E&P International	E&P USA	MMP	Power	Other

Net operating income/(loss)	33,731	27,158	2,254	1,810	2,938	(19)	(410)

Total revenues and other income	96,210	36,074	4,985	3,855	91,841	2,575	(43,121)
Adjusting items	(824)	—	(553)	—	(225)	(47)	—
Changes in fair value of derivatives	(225)	—	—	—	(182)	(43)	—
Gain/loss on sale of assets	(470)	—	(466)	—	—	(4)	—
Other adjustments	(171)	—	(87)	—	(85)	—	—
Periodisation of inventory hedging effect	42	—	—	—	42	—	—
Adjusted total revenues and other income	95,386	36,074	4,432	3,855	91,617	2,528	(43,121)

Purchases [net of inventory variation]	(43,360)	(2)	5	—	(83,659)	(2,181)	42,478
Adjusting items	38	—	—	—	(289)	—	327
Eliminations	327	—	—	—	—	—	327
Operational storage effects	(289)	—	—	—	(289)	—	—
Adjusted purchases [net of inventory variation]	(43,322)	(2)	5	—	(83,949)	(2,181)	42,805

Operating and administrative expenses	(10,141)	(3,309)	(1,488)	(940)	(4,412)	(349)	358
Adjusting items	34	—	120	—	(95)	9	—
Gain/loss on sale of assets	120	—	120	—	—	—	—
Other adjustments	17	—	—	—	8	9	—
Provisions	(103)	—	—	—	(103)	—	—
Adjusted operating and administrative expenses	(10,107)	(3,309)	(1,368)	(940)	(4,507)	(341)	358

Items impacting net operating income/(loss) in the first nine months of 2026 (in USD million)	Equinor Group	E&P Norway	E&P International	E&P USA	MMP	Power	Other

Depreciation, amortisation and net impairments	(8,327)	(5,209)	(1,044)	(1,053)	(832)	(64)	(125)
Adjusting items	612	295	168	—	128	22	—
Impairment	777	460	168	—	128	22	—
Reversal of impairment	(165)	(165)	—	—	—	—	—
Adjusted depreciation, amortisation and net impairments	(7,715)	(4,914)	(876)	(1,053)	(704)	(42)	(125)

Exploration expenses	(652)	(396)	(203)	(53)	—	—	—
Adjusting items	14	—	14	—	—	—	—
Impairment	14	—	14	—	—	—	—
Adjusted exploration expenses	(638)	(396)	(189)	(53)	—	—	—

Sum of adjusting items	(126)	295	(251)	—	(481)	(16)	327
Adjusted operating income/(loss)	33,605	27,453	2,003	1,810	2,457	(36)	(82)
Tax on adjusted operating income	(23,779)	(21,344)	(860)	(419)	(1,189)	16	18
Adjusted operating income/(loss) after tax	9,826	6,109	1,143	1,391	1,267	(20)	(64)
Equinor third quarter 2026

46	Supplementary disclosures	PRESS RELEASE	THIRD QUARTER 2026 REVIEW	CONDENSED INTERIM FINANCIAL STATEMENTS AND NOTES	SUPPLEMENTARY DISCLOSURES

Items impacting net operating income/(loss) in the first nine months of 2025 (in USD million)	Equinor Group	E&P Norway	E&P International	E&P USA	MMP¹⁾	Power¹⁾	Other

Net operating income/(loss)	19,866	19,268	741	310	953	(1,349)	(56)

Total revenues and other income	81,115	26,567	4,234	3,251	78,045	1,680	(32,661)
Adjusting items	(340)	(491)	(49)	—	157	43	—
Changes in fair value of derivatives	159	—	—	—	160	(1)	—
Gain/loss on sale of assets	(474)	(491)	—	—	(1)	18	—
Other adjustments	(58)	—	(49)	—	(34)	25	—
Periodisation of inventory hedging effect	32	—	—	—	32	—	—
Adjusted total revenues and other income	80,775	26,076	4,185	3,251	78,202	1,723	(32,661)

Purchases [net of inventory variation]	(42,100)	—	(102)	—	(72,941)	(1,515)	32,459
Adjusting items	(81)	—	—	—	28	—	(109)
Eliminations	(109)	—	—	—	—	—	(109)
Operational storage effects	28	—	—	—	28	—	—
Adjusted purchases [net of inventory variation]	(42,181)	—	(102)	—	(72,913)	(1,515)	32,350

Operating and administrative expenses	(9,560)	(2,894)	(1,603)	(1,186)	(3,762)	(374)	259
Adjusting items	59	—	14	—	41	5	—
Gain/loss on sale of assets	16	—	14	—	—	2	—
Other adjustments	3	—	—	—	—	3	—
Provisions	41	—	—	—	41	—	—
Adjusted operating and administrative expenses	(9,500)	(2,894)	(1,589)	(1,186)	(3,721)	(369)	259

Items impacting net operating income/(loss) in the first nine months of 2025 (in USD million)	Equinor Group	E&P Norway	E&P International	E&P USA	MMP¹⁾	Power¹⁾	Other

Depreciation, amortisation and net impairments	(9,029)	(4,067)	(1,624)	(1,696)	(389)	(1,140)	(113)
Adjusting items	1,855	—	650	385	(283)	1,104	—
Impairment	2,151	—	650	385	15	1,101	—
Other adjustments	3	—	—	—	—	3	—
Reversal of impairment	(299)	—	—	—	(299)	—	—
Adjusted depreciation, amortisation and net impairments	(7,173)	(4,067)	(974)	(1,311)	(673)	(36)	(113)

Exploration expenses	(562)	(338)	(164)	(60)	—	—	—
Adjusting items	36	—	—	36	—	—	—
Impairment	36	—	—	36	—	—	—
Adjusted exploration expenses	(526)	(338)	(164)	(24)	—	—	—

Sum of adjusting items	1,530	(491)	615	421	(57)	1,152	(109)
Adjusted operating income/(loss)	21,395	18,777	1,356	730	895	(198)	(165)
Tax on adjusted operating income	(15,904)	(14,608)	(728)	(170)	(512)	71	44
Adjusted operating income/(loss) after tax	5,492	4,169	628	560	383	(127)	(121)
1) With effect from the first quarter 2026, the Power business area (PWR) is presented as a reportable segment in Equinor’s financial statements and previously reported numbers for 2025 have been restated. For further information and restatement tables, see Note 2 Segments and the tables below.
Equinor third quarter 2026

47	Supplementary disclosures	PRESS RELEASE	THIRD QUARTER 2026 REVIEW	CONDENSED INTERIM FINANCIAL STATEMENTS AND NOTES	SUPPLEMENTARY DISCLOSURES
Restatement of previously reported segment information

	Q1 2025				Q2 2025				First half 2025				Q3 2025				First nine months 2025				Q4 2025				Full year 2025
	As reported		Restated		As reported		Restated		As reported		Restated		As reported		Restated		As reported		Restated		As reported		Restated		As reported		Restated
Items impacting net operating income/ (loss) (in USD million)	MMP	REN	MMP	Power	MMP	REN	MMP	Power	MMP	REN	MMP	Power	MMP	REN	MMP	Power	MMP	REN	MMP	Power	MMP	REN	MMP	Power	MMP	REN	MMP	Power

Net operating income/ (loss)	84	(259)	91	(265)	329	(1,002)	345	(1,018)	413	(1,260)	436	(1,283)	509	(59)	517	(66)	922	(1,319)	953	(1,349)	778	(295)	778	(295)	1,700	(1,614)	1,730	(1,644)

Total revenues and other income	29,072	1	28,388	685	24,798	67	24,441	424	53,870	68	52,830	1,108	25,753	34	25,215	572	79,623	102	78,045	1,680	25,146	90	23,937	1,299	104,769	192	101,981	2,980
Adjusting items	170	47	161	55	(11)	(19)	(22)	(8)	159	27	139	48	18	(5)	18	(5)	178	22	157	43	(102)	7	(109)	14	76	29	48	57
Changes in fair value of derivatives	113	—	104	9	(4)	—	5	(9)	109	—	109	(1)	51	—	51	—	159	—	160	(1)	(111)	—	(111)	—	49	—	49	(1)
Gain/loss on sale of assets	(1)	43	(1)	43	—	(19)	—	(19)	(1)	23	(1)	23	—	(5)	—	(5)	(1)	18	(1)	18			—	—	(1)	18	(1)	18
Other adjustments	—	4	—	4	6	—	(15)	21	6	4	(15)	25	(19)	—	(19)	—	(13)	4	(34)	25	36	15	28	22	22	19	(6)	47
Periodisation of inventory hedging effect	58	—	58	—	(12)	—	(12)	—	46	—	46	—	(13)	—	(13)	—	32	—	32	—	(27)	—	(27)	—	6	—	6	—
Provisions	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	(8)	—	(8)	—	(8)	—	(8)
Adjusted total revenues and other income	29,241	48	28,549	740	24,787	48	24,419	416	54,029	96	52,968	1,156	25,772	29	25,233	567	79,800	124	78,202	1,723	25,044	97	23,828	1,313	104,845	221	102,029	3,037

Purchases [net of inventory variation]	(27,407)	—	(26,749)	(658)	(23,055)	—	(22,716)	(338)	(50,462)	—	(49,466)	(996)	(23,988)	(7)	(23,476)	(519)	(74,450)	(7)	(72,941)	(1,515)	(22,793)	(1)	(21,638)	(1,156)	(97,243)	(8)	(94,579)	(2,671)
Adjusting items	(6)	—	(6)	—	31	—	31	—	25	—	25	—	3	—	3	—	28	—	28	—	37	—	37	—	65	—	65	—
Operational storage effects	(6)	—	(6)	—	31	—	31	—	25	—	25	—	3	—	3	—	28	—	28	—	37	—	37	—	65	—	65	—
Adjusted purchases [net of inventory variation]	(27,413)	—	(26,756)	(658)	(23,023)	—	(22,685)	(338)	(50,437)	—	(49,441)	(996)	(23,985)	(7)	(23,473)	(519)	(74,422)	(7)	(72,913)	(1,515)	(22,756)	(1)	(21,601)	(1,156)	(97,178)	(8)	(94,515)	(2,671)

Equinor third quarter 2026

48	Supplementary disclosures	PRESS RELEASE	THIRD QUARTER 2026 REVIEW	CONDENSED INTERIM FINANCIAL STATEMENTS AND NOTES	SUPPLEMENTARY DISCLOSURES

	Q1 2025				Q2 2025				First half 2025				Q3 2025				First nine months 2025				Q4 2025				Full year 2025
	As reported		Restated		As reported		Restated		As reported		Restated		As reported		Restated		As reported		Restated		As reported		Restated		As reported		Restated
Items impacting net operating income/ (loss) (in USD million)	MMP	REN	MMP	Power	MMP	REN	MMP	Power	MMP	REN	MMP	Power	MMP	REN	MMP	Power	MMP	REN	MMP	Power	MMP	REN	MMP	Power	MMP	REN	MMP	Power
Operating and administrative expenses	(1,353)	(107)	(1,322)	(138)	(1,182)	(101)	(1,149)	(134)	(2,535)	(208)	(2,471)	(272)	(1,323)	(70)	(1,291)	(102)	(3,858)	(278)	(3,762)	(374)	(1,332)	(118)	(1,280)	(170)	(5,190)	(396)	(5,042)	(545)
Adjusting items	5	18	5	18	(17)	(10)	(17)	(10)	(12)	8	(12)	8	53	(3)	53	(3)	41	5	41	5	(35)	10	(35)	10	6	14	6	14
Gain/loss on sale of assets	—	—	—	—	—	1	—	1	—	1	—	1	—	—	—	—	—	1	—	2	—	7	—	7	—	9	—	9
Other adjustments	—	6	—	6	—	—	—	—	—	7	—	7	—	(4)	—	(4)	—	3	—	3	—	3	—	3	—	6	—	6
Provisions	5	12	5	12	(17)	(12)	(17)	(12)	(12)	—	(12)	—	53	—	53	—	41	—	41	—	(35)	—	(35)	—	6	—	6	—
Adjusted operating and administrative expenses	(1,348)	(89)	(1,317)	(120)	(1,198)	(111)	(1,166)	(144)	(2,547)	(199)	(2,482)	(264)	(1,270)	(74)	(1,238)	(105)	(3,817)	(273)	(3,721)	(369)	(1,367)	(109)	(1,315)	(161)	(5,184)	(382)	(5,036)	(530)

Depreciation, amortisation and net impairments	(227)	(153)	(226)	(154)	(232)	(968)	(231)	(969)	(460)	(1,121)	(457)	(1,123)	67	(15)	68	(17)	(393)	(1,136)	(389)	(1,140)	(243)	(266)	(241)	(268)	(636)	(1,403)	(630)	(1,408)
Adjusting items	—	146	—	146	—	955	—	955	—	1,101	—	1,101	(283)	3	(283)	3	(283)	1,104	(283)	1,104	—	252	—	252	(283)	1,356	(283)	1,356
Impairment	—	146	—	146	—	955	—	955	—	1,101	—	1,101	15	—	15	—	15	1,101	15	1,101	—	252	—	252	15	1,354	15	1,354
Other adjustments			—	—			—	—	—	—	—	—	—	3	—	3	—	3	—	3			—	—	—	3	—	3
Reversal of impairment			—	—			—	—	—	—	—	—	(299)	—	(299)	—	(299)	—	(299)	—			—	—	(299)	—	(299)	—
Adjusted depreciation, amortisation and net impairments	(227)	(7)	(226)	(8)	(232)	(12)	(231)	(14)	(460)	(20)	(457)	(22)	(217)	(13)	(215)	(14)	(676)	(32)	(673)	(36)	(243)	(14)	(241)	(16)	(919)	(46)	(913)	(52)

Sum of adjusting items	169	210	160	219	4	926	(8)	938	173	1,137	152	1,157	(209)	(6)	(210)	(6)	(37)	1,131	(57)	1,152	(100)	269	(107)	276	(137)	1,400	(165)	1,428
Adjusted operating income/(loss)	253	(48)	251	(46)	333	(75)	337	(80)	586	(124)	588	(126)	299	(64)	307	(72)	885	(188)	895	(198)	678	(26)	670	(19)	1,563	(214)	1,565	(216)
Tax on adjusted operating income	(153)	63	(153)	63	(189)	3	(248)	63	(341)	66	(401)	125	(172)	6	(112)	(55)	(513)	72	(512)	71	(489)	(21)	(486)	(24)	(1,003)	51	(998)	47
Adjusted operating income/(loss) after tax	101	15	99	16	144	(72)	89	(17)	245	(58)	188	(1)	127	(58)	195	(126)	372	(116)	383	(127)	189	(47)	184	(43)	561	(163)	567	(170)
Equinor third quarter 2026

49	Supplementary disclosures	PRESS RELEASE	THIRD QUARTER 2026 REVIEW	CONDENSED INTERIM FINANCIAL STATEMENTS AND NOTES	SUPPLEMENTARY DISCLOSURES
Adjusted operating income after tax by reporting segment

					Quarters
		Q3 2026			Q2 2026			Q3 2025
(in USD million)	Adjusted operating income	Tax on adjusted operating income	Adjusted operating income after tax	Adjusted operating income	Tax on adjusted operating income	Adjusted operating income after tax	Adjusted operating income	Tax on adjusted operating income	Adjusted operating income after tax
E&P Norway	10,570	(8,241)	2,329	9,187	(7,100)	2,087	5,618	(4,357)	1,261
E&P International	545	(190)	355	843	(354)	489	396	(173)	223
E&P USA	345	(77)	268	720	(163)	557	37	(11)	25
MMP1)	893	(319)	574	777	(433)	344	307	(112)	195
Power1)	(5)	11	6	(30)	3	(27)	(72)	(55)	(126)
Other	5	(8)	(3)	(15)	—	(15)	(71)	(2)	(73)
Equinor group	12,353	(8,824)	3,528	11,482	(8,047)	3,435	6,215	(4,710)	1,505
Effective tax rates on adjusted operating income			71.4%			70.1%			75.8%

				First nine months 2026			First nine months 2025
(in USD million)				Adjusted operating income	Tax on adjusted operating income	Adjusted operating income after tax	Adjusted operating income	Tax on adjusted operating income	Adjusted operating income after tax
E&P Norway				27,453	(21,344)	6,109	18,777	(14,608)	4,169
E&P International				2,003	(860)	1,143	1,356	(728)	628
E&P USA				1,810	(419)	1,391	730	(170)	560
MMP1)				2,457	(1,189)	1,267	895	(512)	383
Power1)				(36)	16	(20)	(198)	71	(127)
Other				(82)	18	(64)	(165)	44	(121)
Equinor group				33,605	(23,779)	9,826	21,395	(15,904)	5,492
Effective tax rates on adjusted operating income						70.8%			74.3%
1) With effect from the first quarter 2026, the Power business area (PWR) is presented as a reportable segment in Equinor’s financial statements and previously reported numbers for 2025 have been restated. For further information and restatement tables, see Note 2 Segments and the tables below.

Equinor third quarter 2026

50	Supplementary disclosures	PRESS RELEASE	THIRD QUARTER 2026 REVIEW	CONDENSED INTERIM FINANCIAL STATEMENTS AND NOTES	SUPPLEMENTARY DISCLOSURES
Restatement of previously reported segment information

Adjusted operating income after tax by reporting segment (in USD million)	Reporting segment	Q1 2025			Q2 2025			First half 2025
		Adjusted operating income	Tax on adjusted operating income	Adjusted operating income after tax	Adjusted operating income	Tax on adjusted operating income	Adjusted operating income after tax	Adjusted operating income	Tax on adjusted operating income	Adjusted operating income after tax
As reported	MMP	253	(153)	101	333	(189)	144	586	(341)	245
	REN	(48)	63	15	(75)	3	(72)	(124)	66	(58)
Restated	MMP	251	(153)	99	337	(248)	89	588	(401)	188
	Power	(46)	63	16	(80)	63	(17)	(126)	125	(1)

Adjusted operating income after tax by reporting segment (in USD million)	Reporting segment	Q3 2025			First nine months 2025
		Adjusted operating income	Tax on adjusted operating income	Adjusted operating income after tax	Adjusted operating income	Tax on adjusted operating income	Adjusted operating income after tax
As reported	MMP	299	(172)	127	885	(513)	372
	REN	(64)	6	(58)	(188)	72	(116)
Restated	MMP	307	(112)	195	895	(512)	383
	Power	(72)	(55)	(126)	(198)	71	(127)

Adjusted operating income after tax by reporting segment (in USD million)	Reporting segment	Q4 2025			Full year 2025
		Adjusted operating income	Tax on adjusted operating income	Adjusted operating income after tax	Adjusted operating income	Tax on adjusted operating income	Adjusted operating income after tax
As reported	MMP	678	(489)	189	1,563	(1,003)	561
	REN	(26)	(21)	(47)	(214)	51	(163)
Restated	MMP	670	(486)	184	1,565	(998)	567
	Power	(19)	(24)	(43)	(216)	47	(170)
Equinor third quarter 2026

51	Supplementary disclosures	PRESS RELEASE	THIRD QUARTER 2026 REVIEW	CONDENSED INTERIM FINANCIAL STATEMENTS AND NOTES	SUPPLEMENTARY DISCLOSURES

		Quarters			First nine months
(in USD million)		Q3 2026	Q2 2026	Q3 2025	2026	2025
Net operating income/(loss)	A	11,955	12,993	5,270	33,731	19,866
Income tax	B1	8,804	8,194	4,870	23,637	15,574
Tax on net financial items	B2	87	(71)	(59)	111	177
Income tax less tax on net financial items	B = B1 - B2	8,718	8,265	4,929	23,526	15,397
Net operating income after tax	C = A - B	3,237	4,728	341	10,205	4,468
Items impacting net operating income/(loss)1)	D	398	(1,511)	944	(126)	1,530
Tax on items impacting net operating income/(loss)	E	(107)	218	220	(253)	(506)
Adjusted operating income after tax	F = C+D+E	3,528	3,435	1,505	9,826	5,492
Net financial items	G	(606)	37	(604)	391	(548)
Tax on net financial items	H	(87)	71	59	(111)	(177)
Net income/(loss)	I = C+G+H	2,545	4,836	(204)	10,485	3,744
1) For items impacting net operating income/(loss), see Reconciliation of adjusted operating income in the Supplementary disclosures.
Reconciliation of adjusted operating income after tax to net income

		Quarters			First nine months
(in USD million)		Q3 2026	Q2 2026	Q3 2025	2026	2025
Net operating income/(loss)		11,955	12,993	5,270	33,731	19,866
Items impacting net operating income/(loss)1)	A	398	(1,511)	944	(126)	1,530
Adjusted operating income1)	B	12,353	11,482	6,215	33,605	21,395
Net financial items		(606)	37	(604)	391	(548)
Adjusting items	C	45	(350)	(24)	(316)	(416)
Changes in fair value of financial derivatives used to hedge interest bearing instruments		106	(145)	22	59	(185)
Foreign currency (gains)/losses on certain intercompany bank and cash balances		(61)	(205)	(46)	(375)	(231)
Adjusted net financial items	D	(561)	(313)	(628)	76	(964)
Income tax	E	(8,804)	(8,194)	(4,870)	(23,637)	(15,574)
Tax effect on adjusting items	F	(130)	250	215	(266)	(466)
Adjusted net income	G = B + D + E + F	2,857	3,225	932	9,778	4,391
Less:
Adjusting items	H = A + C	443	(1,860)	920	(442)	1,113
Tax effect on adjusting items		(130)	250	215	(266)	(466)
Net income/(loss)		2,545	4,836	(204)	10,485	3,744
Attributable to shareholders of the company	I	2,535	4,848	(210)	10,489	3,729
Attributable to non-controlling interests	J	9	(12)	7	(5)	15
Adjusted net income attributable to shareholders of the company	K = G - J	2,848	3,237	925	9,782	4,377
Weighted average number of ordinary shares outstanding (in millions)	L	2,374	2,431	2,527	2,433	2,622
Basic earnings per share (in USD)	M = I/L	1.07	1.99	(0.08)	4.31	1.42
Adjusted earnings per share (in USD)	N = K/L	1.20	1.33	0.37	4.02	1.67
1) For items impacting net operating income/(loss), see Reconciliation of adjusted operating income in the Supplementary disclosures.
Reconciliation of adjusted net income to net income, including calculation of adjusted earnings per share
Equinor third quarter 2026

52	Supplementary disclosures	PRESS RELEASE	THIRD QUARTER 2026 REVIEW	CONDENSED INTERIM FINANCIAL STATEMENTS AND NOTES	SUPPLEMENTARY DISCLOSURES
Calculation of CFFO after taxes paid, net cash flow before capital distribution and net cash flow

CFFO information	Quarters			Change	First nine months
(in USD million)	Q3 2026	Q2 2026	Q3 2025	Q3 on Q3	2026	2025	Change
Cash flows provided by operating activities before taxes paid and working capital items	14,679	14,752	9,098	61%	39,722	28,885	38%
Taxes paid	(6,537)	(7,075)	(3,764)	74%	(17,884)	(14,219)	26%
Cash flow from operations after taxes paid (CFFO after taxes paid)	8,142	7,677	5,334	53%	21,838	14,666	49%

Net cash flow information	Quarters			Change	First nine months
(in USD million)	Q3 2026	Q2 2026	Q3 2025	Q3 on Q3	2026	2025	Change
Cash flow from operations after taxes paid (CFFO after taxes paid)	8,142	7,677	5,334	53%	21,838	14,666	49%
(Cash used)/received in business combinations	—	—	—	>100%	—	(26)	(100%)
Capital expenditures and investments	(2,872)	(2,872)	(3,420)	(16%)	(8,860)	(9,848)	(10%)
Net (increase)/decrease in strategic non-current financial investments1)	—	171	—	N/A	171	—	N/A
(Increase)/decrease in other interest-bearing items	(134)	(51)	170	N/A	(228)	126	N/A
Proceeds from sale of assets and businesses	47	558	—	>100%	693	424	64%
Net cash flow before capital distribution	5,183	5,484	2,085	>100%	13,614	5,342	>100%
Dividend paid	(938)	(971)	(938)	—%	(2,829)	(3,873)	(27%)
Share buy-back	(3,137)	(83)	(4,712)	(33%)	(3,491)	(5,527)	(37%)
Net cash flow	1,108	4,430	(3,565)	N/A	7,294	(4,058)	N/A

1) This line item includes the divestment of an 8.07% shareholding in Scatec ASA in the second quarter of 2026.
Equinor third quarter 2026

53	Supplementary disclosures	PRESS RELEASE	THIRD QUARTER 2026 REVIEW	CONDENSED INTERIM FINANCIAL STATEMENTS AND NOTES	SUPPLEMENTARY DISCLOSURES
Organic capital expenditures

	Quarters			First nine months
(in USD billion)	Q3 2026	Q2 2026	Q3 2025	2026	2025
Additions to PP&E, intangibles and equity accounted investments	3.8	3.6	3.7	11.7	11.8
Less:
Acquisition-related additions	0.1	0.1	—	0.1	1.3
Right of use asset additions	0.5	0.2	0.3	1.9	0.6
Organic capital expenditures	3.3	3.4	3.4	9.7	9.8
Equinor third quarter 2026

54	Supplementary disclosures	PRESS RELEASE	THIRD QUARTER 2026 REVIEW	CONDENSED INTERIM FINANCIAL STATEMENTS AND NOTES	SUPPLEMENTARY DISCLOSURES
Calculation of capital employed and net debt to capital employed ratio

Calculation of capital employed and net debt to capital employed ratio		At 30 September	At 31 December
(in USD million)		2026	2025
Calculation of capital employed*
Capital employed	A + B1	50,662	52,386
Capital employed adjusted, including lease liabilities	A + B2	51,067	52,674
Capital employed adjusted	A + B3	46,780	49,262
Calculated net debt to capital employed*
Net debt to capital employed	(B1) / (A+B1)	11.2%	22.7%
Net debt to capital employed adjusted, including lease liabilities	(B2) / (A+B2)	11.9%	23.1%
Net debt to capital employed adjusted	(B3) / (A+B3)	3.8%	17.8%
1) Other interest-bearing elements are financial investments in Equinor Insurance AS classified as current financial investments.

Calculation of capital employed and net debt to capital employed ratio		At 30 September	At 31 December
(in USD million)		2026	2025
Shareholders' equity		44,914	40,424
Non-controlling interests		81	74
Total equity	A	44,995	40,497
Current finance debt and lease liabilities		5,704	5,237
Non-current finance debt and lease liabilities		23,958	25,984
Gross interest-bearing debt	B	29,662	31,222
Cash and cash equivalents		6,304	5,036
Current financial investments		17,691	14,297
Cash and cash equivalents and financial investment	C	23,994	19,333
Net interest-bearing debt [8]	B1 = B - C	5,668	11,888
Other interest-bearing elements1)		404	288
Net interest-bearing debt adjusted including lease liabilities*	B2	6,072	12,176
Lease liabilities		4,286	3,412
Net interest-bearing debt adjusted*	B3	1,786	8,765
Equinor third quarter 2026

55	Forward-looking statements	PRESS RELEASE	THIRD QUARTER 2026 REVIEW	CONDENSED INTERIM FINANCIAL STATEMENTS AND NOTES	SUPPLEMENTARY DISCLOSURES
Forward-looking statements
This report contains certain forward-looking
statements that involve risks and uncertainties. In
some cases, we use words such as "ambition",
"continue", "could", "estimate", "intend", "expect",
"believe", "likely", "may", "outlook", "plan", "strategy",
"will", "guidance", "targets", and similar expressions to
identify forward- looking statements. Forward-looking
statements include all statements other than
statements of historical fact, including, among others,
statements regarding Equinor's plans, intentions,
aims, ambitions and expectations; the commitment to
develop as a broad energy company and diversify its
energy mix; the ambition to be a leading company in
the energy transition and reduce net group-wide
greenhouse gas emissions; our ambitions and
expectations regarding decarbonisation; future
financial performance, including earnings, cash flow
and liquidity; expectations and ambitions regarding
value creation and energy security and health and
safety; expectations and ambitions regarding progress
on the energy transition plan; expectations regarding
cash flow and returns from Equinor’s oil and gas
portfolio and renewables and low carbon solutions
portfolio; our expectations and ambitions regarding
operated emissions, annual CO₂ storage, upstream
CO₂ intensity and net carbon intensity; plans to
develop fields and strengthen our businesses;
expectations and ambitions regarding exploration
activities and production levels; aims, expectations
and plans for renewables production capacity and
power generation, CO2 transport and storage,
allocation of expenditures across the NCS, our
international oil and gas projects and our integrated
power business and the balance between oil and gas
and renewables production; our intention to optimise
and high-grade our portfolio; robustness of our
portfolio; break-even considerations, targets and other
metrics for investment decisions; future worldwide
economic trends, market outlook and future economic
projections and assumptions, including commodity
price, currency and refinery assumptions;
expectations and ambitions regarding sales, trading
and market strategies; estimates of reserves and
expectations regarding discoveries; organic capital
expenditures* for 2026; expectations and estimates
regarding capacity, production, development,
performance and execution of fields and projects;
expectations and estimates regarding future
operational performance, including oil and gas and
renewable power production and growth; expectations
and ambitions regarding costs, including the ambition
to keep unit of production cost in the top quartile of
our peer group; scheduled maintenance activity and
the effects thereof on equity production; expectations
regarding completion and results of acquisitions,
disposals, joint ventures, partnerships and other
strategic and contractual arrangements; expectations
regarding distributions from joint ventures; ambitions
regarding capital distributions and expected amount
and timing of dividend payments and the
implementation of our share buy-back programme;
projected impact of legal claims against us; and
provisions and contingent liabilities. You should not
place undue reliance on these forward-looking
statements. Our actual results could differ materially
from those anticipated in the forward-looking
statements for many reasons.
These forward-looking statements reflect current
views about future events, are based on
management’s current expectations and assumptions
and are, by their nature, subject to significant risks
and uncertainties because they relate to events and
depend on circumstances that will occur in the future.
There are a number of factors that could cause actual
results and developments to differ materially from
those expressed or implied by these forward-looking
statements, including levels of industry product
supply, demand and pricing, in particular in light of
significant price volatility for oil and natural gas;
geopolitical, social and/or political instability, including worsening trade relations and tariffs; unfavourable
macroeconomic conditions and inflationary pressures;
exchange rate and interest rate fluctuations; levels
and calculations of reserves and material differences
from reserves estimates; regulatory stability and
access to resources, including attractive low-carbon
opportunities; changes in market demand and supply
and policy support from governments for renewables;
inability to meet strategic objectives; the effects of
climate change and changes in stakeholder sentiment
and regulatory requirements regarding climate
change; the development and use of new technology;
failure to prevent or manage digital and cyber
disruptions to our information and operational
technology systems and those of third parties on
which we rely; operational problems, including cost
inflation in capital and operational expenditures;
unsuccessful drilling; availability of adequate
infrastructure at commercially viable prices; the
actions of field partners, commercial and strategic
partners and other third-parties; reputational damage;
the actions of competitors; failure to effectively deploy
new technologies or deficiencies in their
implementation; the actions of the Norwegian state as
majority shareholder and exercise of ownership by the
Norwegian state; changes or uncertainty in or non-
compliance with laws and governmental regulations,
conditions or requirements; inability to obtain relevant
approvals from governments and other parties for
activities and transactions; adverse changes in tax
regimes; the political and economic policies of Norway
and other oil/energy-producing countries; regulations
on low-carbon value chains; liquidity, interest rate,
equity and credit risks; risk of losses relating to trading
and commercial supply activities; an inability to attract
and retain personnel; ineffectiveness of crisis
management systems; inadequate insurance
coverage; health, safety and environmental risks;
physical security risks to personnel, assets,
infrastructure and operations from hostile or malicious
acts; failure to meet our ethical and social standards;
actual or perceived non-compliance with legal or
regulatory requirements; and other factors discussed
elsewhere in this report and in Equinor's Integrated
Annual Report for the year ended December 31, 2025
(including section 5.2 - Risk factors thereof). Equinor's
2025 Integrated Annual Report is available at
Equinor's website www.equinor.com.
Although we believe that the expectations reflected in
the forward-looking statements are reasonable, we
cannot assure you that our future results, level of
activity, performance or achievements will meet these
expectations. Moreover, neither we nor any other
person assumes responsibility for the accuracy and
completeness of the forward-looking statements. Any
forward-looking statement speaks only as of the date
on which such statement is made, and, except as
required by applicable law, we undertake no obligation
to update any of these statements after the date of
this report, either to make them conform to actual
results or changes in our expectations.
We use certain terms in this document, such as
"resource" and "resources", that the SEC's rules
prohibit us from including in our filings with the SEC.
U.S. investors are urged to closely consider the
disclosures in our Annual Report on Form 20-F for the
year ended December 31, 2025, SEC File No.
1-15200. This form is available on our website or by
calling 1-800-SEC-0330 or logging on to
www.sec.gov.
Equinor third quarter 2026

56	End notes	PRESS RELEASE	THIRD QUARTER 2026 REVIEW	CONDENSED INTERIM FINANCIAL STATEMENTS AND NOTES	SUPPLEMENTARY DISCLOSURES
End notes
1.The group's average liquids price is a volume
weighted average of the segment prices of crude
oil, condensate and natural gas liquids (NGL).
2.Transactions with the Norwegian state. The
Norwegian state, represented by the Ministry of
Trade, Industry and Fisheries, is the majority
shareholder of Equinor and it also holds major
investments in other entities. This ownership
structure means that Equinor participates in
transactions with many parties that are under a
common ownership structure and therefore meet
the definition of a related party. Equinor
purchases liquids and natural gas from the
Norwegian state, represented by SDFI (the
State's Direct Financial Interest). In addition,
Equinor sells the State's natural gas production
in its own name, but for the Norwegian state's
account and risk, and related expenditures are
refunded by the State.
3.Equity volumes represent Equinor’s
proportionate share of gross production based on
working interest ownership in a lease or unit.
Entitlement volumes differ from equity volumes
where operations are performed under
production sharing agreements (PSA) that
regulate Equinor’s entitlement to volumes, and in
the USA where entitlement production is
expressed net of royalty interests.
4.The production guidance reflects our estimates of
proved reserves calculated in accordance with
US Securities and Exchange Commission (SEC)
guidelines and additional production from other
reserves not included in proved reserves
estimates.
5.Liquids volumes include oil, condensate and
NGL, exclusive of royalty oil.
6.The group's average realised piped gas prices
include all realised piped gas sales, including
both physical sales and related paper positions.
7.The internal transfer price paid from the MMP
segment to the E&P Norway, E&P International
and E&P USA segments.
8.Since different legal entities in the group lend to
projects and others borrow from banks, project
financing through external bank or similar
institutions is not netted in the balance sheet and
results in over-reporting of the debt stated in the
balance sheet compared to the underlying
exposure in the group. Similarly, certain net
interest-bearing debt incurred from activities
pursuant to the Marketing Instruction of the
Norwegian government are offset against
receivables on the SDFI. Some interest-bearing
elements are classified together with non-interest
bearing elements and are therefore included
when calculating the net interest-bearing debt.
Photos:
Pages 1, 2, 3, 4, 6, 13, 21, 38, 41 Ole Jørgen
Bratland
Page 1 Einar Aslaksen
Page 7 Rio Energy
Page 10, 11, 26 Torstein Lund Eik
Page 19 Jan Arne Wold
Page 56 Arne Reidar Mortensen
Equinor ASA
Box 8500
NO-4035 Stavanger
Norway
Telephone:+47 51 99 00 00
www.equinor.com
SIGNATURE - 6K FURNISHED
Pursuant to the requirements of the
Securities Exchange Act of 1934, the
registrant has duly caused this report to be
signed on its behalf by the undersigned,
thereunto duly authorised.
EQUINOR ASA
(Registrant)
Dated: 28 October 2026
By:       /s/ Torgrim Reitan
Name: Torgrim Reitan
Title: Chief Financial Officer